UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 26, 2023

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.
(Translation of registrant’s name into English)

26, Chin 3rd Road Kaohsiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: May 26, 2023	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Stock Code：3711
NYSE：ASX

Notice and Agenda

Of

2023 Annual Shareholders’ Meeting

June 27, 2023

Summary Translation

Note：This English translation is for reference purposes only. In the event of any discrepancy between the Chinese original and this English translation, the Chinese original shall prevail.

Meeting Notice

To:

Shareholder _______________________

The Board of Directors, ASE Technology Holding Co., Ltd.

105412

Address: B1, No. 8, Dongxing Road, Songshan District, Taipei City

Stock Affairs Agent of ASE Technology Holding Co., Ltd.

Department of Stock Affairs, President Securities Corp.

Exclusive line for stock affairs agency: (02)2746-3797 (Representative line)

Website: https://www.pscnet.com.tw/

Stock Code No.: 3711

The Personal information collected by the Department of Stock Affairs is processed or used solely for stock affairs purposes, and related information will be archived according to regulations or for the agreed archiving periods. Please contact the Department of Stock Affairs if you intend to exercise related rights.

Coupon 1: Sign-in Card

ASE Technology Holding Co., Ltd.

2023 Annual Shareholders’ Meeting

Sign-in Card for attendance

Time: 10:00 a. m., June 27(Tuesday), 2023

Venue: Zhuang Jing Auditorium, No. 600-4, Jiachang Rd., Nantze District, Kaohsiung City, Taiwan

Shareholder No.: Name of shareholder or agent: Number of Shares Held: Please sign here if you intend to attend the meeting in person.

※    Shareholders, solicitors, consigned agent and designated representatives should bring original photo ID documents for verification when attending the shareholders’ meeting; if a legal person appoints a representative to attend, an appointment letter affixed with the corporate's seal is also required.

※   Where the sign-in card and the proxy form are both signed or affixed with the shareholder’s seal, the shareholder is deemed to have attended in person, and where the proxy form is delivered by the shareholder to the solicitor or consigned agent, attendance is deemed to have been made by proxy.

Serial No.:

Coupon 2

If you wish to consign an agent to attend the meeting on your behalf, please fill out this Coupon and send it back.

Serial No.:                                                                              Checked and Verified by:                                     Stock Code No.: 3711

Place of solicitation and signature:

Proxy Form I. Purchase of proxy at a price in the form of cash or for other interests is prohibited.

II. Upon discovery of illegal acquisition or use of proxy, one can enclose substantial evidence and report it to the Taiwan Depository & Clearing Corporation; once found to be true, the informer will be entitled to a reward of NT$200,000 at maximum. To report a case, please call: +886-2-25473733. Principal (Shareholder) Serial No. ASEH

1. ________________(The entrustor must fill out in person and it cannot be replaced by affixation of seal) is hereby consigned as the agent for the undersigned shareholder, to attend the Annual Shareholders’ Meeting to be held on June 27, 2023, representing the undersigned shareholder to exercise the following rights as authorized:

☐(1)Representing the undersigned shareholder to exercise the rights of shareholders with regard to the matters in the agenda. (carte blanche)

☐(2)Representing the undersigned shareholder to exercise the rights and to express the opinions of the undersigned shareholder with regard to the following proposals. When none of the following proposals is checked, it is considered that all the proposals are ratified or approved.

I.	Ratification of ASEH's 2022 Business Report and Financial Statements.

(I) ☐ Approve (II) ☐ Object (III) ☐ Abstain

II.	Ratification of 2022 earnings distribution proposal.

(I) ☐ Approve (II) ☐ Object (III) ☐ Abstain

2.	Where the undersigned shareholder has not checked the scope of authorization or has checked multiple items in the foregoing options (☐), it will be regarded as full authorization. If the stock affairs agency is authorized to represent the shareholder, however, the agent shall exercise shareholders' rights as authorized under (2) in the foregoing and may not receive a carte blanche.

3.	The agent of the undersigned shareholder may have the right to handle any extempore motions at his/her discretion in the meeting.

4.	Please mail the attendance pass or presence sign-in card to the agent. If the meeting date is changed for whatever the reason, this Proxy remains in force (limited to this meeting only).

To

ASE Technology Holding Co., Ltd. Date of authorization _______/_______/_______ (YYYY/MM/DD) Shareholder

No. Signature or Seal

Name or Title

Number of shares held Solicitor       Signature or Seal

Account No.

Name or Title

Agent Consigned Signature or Seal

Account No.

Name or Title

ID No. or Unified Business No. Address

Coupon 3

※2023 Annual Shareholders’ Meeting Souvenir Collection Notice※

1.	Souvenir: Convenience store gift card. (An alternative souvenir of equal value will substitute if quantity prepared is insufficient.)

2.	The general principle for gifting souvenirs: Souvenirs will not be distributed to shareholders with less than 1,000 shares, unless one of the following conditions is met.

(1)	Shareholders who attend the annual shareholders’ meeting in person may collect the souvenir when registering for attendance at the venue on the day of the meeting before it ends.

(2)	Shareholders who vote electronically. (See point 6 of this collection notice.)

3.	Souvenirs will not be mailed or distributed after the collection period.

4.	Collection of souvenirs at the venue on the day of the meeting:

(1)	For Shareholders or consigned agents who attend the meeting in person, please register for attendance at the venue on the day of the meeting before it ends and collect the souvenir.

(2)	For Shareholders who hold 1,000 shares or more and will not attend the annual shareholders’ meeting, please present Coupon 1 and Coupon 2 of this meeting notice at the venue on the day of the meeting before it ends to collect the souvenir.

※	On the day of the shareholders’ meeting, the meeting notice only can be reissued when original identification document is presented. Souvenirs will be distributed until the meeting ends.

5.	Shareholders with 1,000 shares or more who cannot attend the meeting but wish to appoint an agent to attend the meeting and collect the souvenir may sign or seal the blank framed in bold black on Coupon 2 and present Coupon 1 and 2 of this meeting notice to the Department of Stock Affairs, President Securities Corp. (address: 1F, No. 8, Dongxing St., Songshan District, Taipei City; TEL: (02)2746-3797) to collect the souvenir, from June 13, 2023 to June 17, 2023 (excluding weekends and holidays) between 8:30 a.m. to 4:30 p.m.

6.	Shareholders who have successfully exercised their voting rights electronically (from May 28, 2023 to June 24, 2023) may collect the souvenir via the following methods.

(1)	Shareholders who plan to attend the meeting in person please register for attendance at the venue on the day of the meeting before it ends and collect the souvenir.

(2)	Shareholders who cannot visit the venue may visit the Department of Stock Affairs, President Securities Corp. (address: 1F, No. 8, Dongxing St., Songshan District, Taipei City; TEL: (02)2746-3797) to collect the souvenir, from June 28, 2023 to June 30, 2023 between 8:30 a.m. to 4:30 p.m.

※	Souvenirs will not be distributed to shareholders who have not successfully exercised their voting rights via electronic means during this period.

7.	Shareholders with 1,000 shares or more may collect the souvenirs from June 19, 2023 to June 21, 2023 between 8:30 a.m. to 4:30 p.m. by presenting this notice at No. 8, Dongxing Road, Songshan District, Taipei City or at No. 26, Jing 3rd Road, Nanzih District, Kaohsiung City.

8.	You may inquire about souvenir-related information on the exclusive webpage of souvenirs on the website of President Securities Corp. (https://www.pscnet.com.tw/).

ASE Technology Holding Co., Ltd. cash dividend remittance (change) application form

Account No. Authorized seal Account Name Telephone Original registration (Form submission not required if there are no errors ) Name of Bank Bank Code Branch Account title Account No. Check digit (New) Change Name of Bank Bank Code Branch Account title Account No. Check digit Post Office Passbook (H) 700 Branch No. ― Account No. ―

※Please fill out bank information completely and carefully; a check will be sent if the fund cannot be remitted.

※If you are not familiar with filling out the account number for fund transfer, please attach a photocopy of your account passbook to facilitate data entry.

※The distribution of cash dividends by the Company, except for those who choose to receive by remittance upon registration, will be conducted via sending a check by registered mail.

※Please send the form back to the Department of Stock Affairs at President Securities Corp. before June 27, 2023 for processing.

Coupon 4

Atten: B1, No. 8 Dongxing Road, Songshan District 105412, Taipei City

Stock Affairs Agent of ASE Technology Holding Co., Ltd. Department of Stock Affairs Agency, President Securities Corp.

(Postage Required)

__F, ___, _______Alley, ____Lane, _________Road/Street, ____Sec., __________Neighborhood/Village, ____________District/Township, _______County/City

Sender:

Coupon 5

Instructions for Use of the Proxy

1.	Before solicitation for proxy is made by a third party, shareholders are advised to ask the solicitor to provide information on written and advertising contents or consult with ASEH-compiled general information of the solicitor’s written and advertising contents in order to fully understand the background information of the solicitor and the candidate to be elected as well as opinions on agenda items of the solicitor.

2.	If the consigned agent is not a shareholder, he/she should fill out his/her ID number or the Tax ID number in the Shareholder No. column.

3.	If the solicitor is a trust enterprise or stock affairs agency, please fill out the Tax ID number in the Shareholder No. column.

4.	All other matters related to the agenda shall be conducted by the instructions herein provided.

5.	If the proxy has already been delivered to ASEH and the shareholder decides he/she wishes to personally attend the meeting or exercise his or her voting rights by electronic means, the concerned shareholder should notify ASEH in writing two days prior to the Shareholders’ Meeting to rescind the notice for proxy. If the shareholder fails to do so by the deadline, the voting right cast by the consigned agent shall govern.

6.The Department of Stock Affairs at President Securities Corp. (1F., No. 8, Dongxing Rd., Songshan District, Taipei City; Tel: +886-2-2746-3797) has been appointed as the Company's stock affairs agent for the current Shareholders' Meeting. If you are unable to attend the shareholders' meeting in person to exercise right to the proposals of the Board of Directors, please place a check mark next to the proposal of the proxy form, signed or sealed (1.Ratification of ASEH's 2022 business report and Financial Statements. 2.Ratification of 2022 earnings distribution proposal.). The Department of Stock Affairs at President Securities Corp. has been appointed as the Company's stock affairs agent.

7.	See Coupon 2 for the format of the Proxy.

Coupon 6

Notice for Meeting

1.	Please note that we are scheduled to hold the 2023 Annual Shareholders’ Meeting on Tuesday, June 27, 2023 at 10:00 a.m. (shareholder registration starts at 9:00 am sharp; please sign-in at the meeting location) at Zhuang Jing Auditorium, No. 600-4, Jiachang Rd., Nantze Dist., Kaohsiung City. Main contents of the meeting agenda: (I) Report items: 1. 2022 Business Report. 2. Report by Audit Committee on review of the 2022 Annual Accounting Final Reports and Statements. 3. Report on the 2022 distribution of employee compensation and director remuneration. 4. Report on the 2022 earnings distribution of cash dividend. (II) Matters for ratification: 1. Ratification of ASEH’s 2022 Business Report and Financial Statements. 2. Ratification of 2022 earnings distribution proposal. (III) Extempore motions.
2.	Dividends to be distributed consist in NT$8.8 per share, all of which will be distributed in cash. If at a later date new shares of the Company are issued to employees because of exercises of Employee Stock Option; the Company's convertible corporate bond holders exercise their right of conversion; new shares are issued by the Company for cash increase; issuance or recall of restricted stock for employees by the Company, or there is a buyback of the Company's stocks, or transfer or cancellation of the Company's treasury stock, which affects the dividend rate of the shareholders, and thus adjustments are required, the Chairman of the Board will be authorized to handle the situation in his sole discretion and make adjustments accordingly. The Chairman of the Board will be authorized to set the record date and distribution date of this cash dividend distribution. Cash dividends of this year will be calculated to the nearest dollar according to distribution ratio, and amount less than one dollar will be rounded down. The aggregated amount of the fractional amounts which are less than one dollar will be recorded as shareholder’s equity.
3.	According to Article 165 of the Company Act, stock transfers shall be discontinued from April 29, 2023 to June 27, 2023.
4.	Apart from ASEH’s public announcement, a letter of invitation attached with one copy each of the sign-in-card for attendance and Proxy of the Annual Shareholders’ Meeting. You are cordially invited to attend. If you are to attend the meeting in person, please report to the meeting venue on the date of the meeting after filling out Coupon 1 (sign-in card for attendance). If you wish to assign an agent to attend on your behalf, please send back Coupon 2 (Proxy Statement) and Coupon 1 (sign-in card for attendance), in their full form and duly filled out, to ASEH’s stock affairs agent, the Department of Stock Affairs at President Securities Corp. 5 days prior to the meeting. After the information has been verified to be correct, the stock affairs agent will fill out the sign-in-card for attendance and post it back to the proxy for receipt so as to attend the shareholders’ meeting. Shareholders, solicitors, consigned agents, and designated representatives should bring original photo ID documents for verification when attending the shareholders’ meeting; if a corporation appoints a representative to attend, an appointment letter affixed with the corporate's seal is also required.
5.	If a shareholder wishes to enlist a proxy, the Company will produce a general checklist stating therein the information of solicitors and the soliciting information by May 26, 2023, and disclose it on the Securities & Futures Institute website (https://free.sfi.org.tw). Investors who wish to make an inquiry may visit the website, go to Free Inquiry System for Announced Information Concerning Proxies, and enter the search criteria.
6.	In this Annual Shareholders’ Meeting, shareholders may exercise their voting rights in electronic form. The period for which electronic voting may be carried out is from May 28, 2023 to June 24, 2023. Log in to Taiwan Depository & Clearing Corporation's "Stock Vote" website and proceed in accordance with the instructions provided. (URL: https://www.stockvote.com.tw)

7.	Verification of proxy votes at the Annual Shareholders’ Meeting shall be conducted by the Department of Stock Affairs at President Securities Corp.
8.	If there are essential contents that shall be explained in the notice to convene a meeting of shareholders as stipulated in Article 172 of the Company Act, please visit the Market Observation Post System (URL: https://mops.twse.com.tw). Please click on basic information / e-book / annual reports and relevant information on shareholders' meetings. Enter the company code "3711" and the year “2023”, then select "Reference Materials for Proposals made at the Shareholders' Meetings" or "Supplementary Information for Shareholders’ Meeting" to inquire.
9.	This is for your information. Please act accordingly.

To:

Shareholder

Sincerely,

ASE Technology Holding Co., Ltd. Board of Directors

Meeting Agenda

Table of Contents

Meeting Procedure		1
Meeting Agenda		2
Status Report		3
Matters for Ratification		4
Extempore Motions		5
Attachments:
1.	2022 Business Report	6
2.	Audit Committee’s Audit Report	10
3.	2022 Independent Auditor’s Report and Financial Statements	11
Appendixes:
1.	The Company’s Rules of Procedure for Shareholders’ Meeting	35
2.	The Company’s Articles of Incorporation	38
3.	The Company’s Status of Shareholdings of All Directors	43
4.	Impact upon Business Performance, EPS and Shareholders’ ROI from Non-remuncrative Share Allotment	43

ASE Technology Holding Co., Ltd.

2023 Annual Shareholders’ Meeting Procedure

I.	Meeting called to order (announce respective number of shares held by shareholders present)

II.	Chairperson's opening remarks

III.	Status Report

IV.	Matters for Ratification

V.	Extempore Motions

VI.	Meeting Ends

ASE Technology Holding Co., Ltd.

2023 Annual Shareholders’ Meeting Agenda

A.	Meeting Type：Physical Shareholders' Meeting

B.	Time: 10:00a.m., Tuesday, June 27, 2023

C.	Venue: Zhuangjing Auditorium, No. 600-4, Jiachang Rd., Nanzi District, Kaohsiung City

D.	Attendees: All shareholders and proxies

E.	Chairperson's Remarks

F.	Status Report

(1)	2022 Business Report

(2)	Report by Audit Committee on review of the 2022 Annual Accounting Final Reports and Statements.

(3)	Report on the 2022 distribution of employee compensation and director remuneration.

(4)	Report on the 2022 earnings distribution of cash dividend.

G.	Matters for Ratification:

Case 1 :	Ratification of ASEH’s 2022 Business Report and Financial Statements.

Case 2 :	Ratification of 2022 earnings distribution proposal.

H.	Extempore Motions

I.	Meeting Ends

Status Report

(1)	The Company’s 2022 Business Report. (proposed by the Board of Directors)

Explanation	:	Please see Attachment 1 for the 2022 Business Report attached to this manual.

(2)	Report by Audit Committee on review of the 2022 Annual Accounting Final Reports and Statements. (proposed by the Board of Directors)

Explanation	:	Please see Attachment 2 for the Audit Committees’ Audit Report attached to this manual.

(3)	The Company’s report on the 2022 distribution of employee compensation and director remuneration. (proposed by the Board of Directors)

Explanation	:

1.   Pursuant to the Company's Articles of Incorporation, if the Company has profit for the year, 0.01% or more and 1.00% or less of the income shall be set aside as remuneration to employees, and 0.75% or less of the income shall be distributed as director remuneration. However, if the Company has accumulated loss, a portion shall be reserved in advance for making up losses.

2.    Pursuant to the Company's Articles of Incorporation, the Company has, with respect to its 2022 employee compensation and director remuneration, passed a resolution of the Board of Directors on March 30, 2023 to the effect that NT$155,463,000 are to be distributed among employees, and NT$ 247,000,000 are to be distributed among directors. The employee compensation and director remuneration will be distributed in cash, and the amounts set aside for such remuneration are respectively 0.25% and 0.40%.

3.    As the Company has fewer full-time employees (employees that do not serve concurrently in subsidiaries), the total employee compensation distributed is lower than the total director remuneration distributed.

(4)	Report on the 2022 earnings distribution of cash dividend. (proposed by the Board of Directors)

Explanation	:	1. The Board of Directors of the Company has resolved the earnings distribution on March 30, 2023, and a total of NT$ 38,482,082,645 shall be distributed as shareholders’ dividend, i.e., NT$ 8.8 per share, all of which will be distributed in cash. The Chairman of the Board will be authorized to set the record date and the distribution date of the cash dividend distribution.
2. The above distribution of dividends to shareholders and the dividend rates are calculated based on the number of shares recorded in the Register of Shareholders as of March 21, 2023 (4,372,963,937 Shares). If at a later date new shares are issued to employees because of exercises of Employee Stock Option; the Company's convertible bond holders exercise their right of conversion; new shares are issued by the Company for cash capital increase; issuance or recall of restricted stock awards of the Company, or there is a buyback of the Company's stock, or transfer or cancellation of the Company's treasury stock, which affects the dividend rate of the shareholders, and thus adjustments are required, the Chairman of the Board will be authorized to handle the situation in his sole discretion and make adjustments accordingly.

Matters for Ratification

Case 1 (proposed by the Board of Directors)

Proposal	:	Please ratify the Company's 2022 Business Report and Financial Statements.

Explanation	:

1.  The Company's 2022 Financial Statements have been audited and certified by Deloitte & Touche.

2.  Please ratify the 2022 Business Report (see Attachment 1 to this manual for details) and Financial Statements (see Attachment 3 to this manual for details).

Resolution	:

Case 2 (proposed by the Board of Directors)

Proposal	:	Please ratify the Company's 2022 proposal for earnings distribution.

Explanation	:	1. The Board of Directors has drafted the Company’s 2022 proposal for earnings distribution as shown in the table below in accordance with the Company's Articles of Incorporation, for your ratification.

ASE Technology Holding Co., Ltd.

2022 Earnings Distribution Statement

Unit: NT$

Item	Amount
Undistributed earnings carried over from the previous year	37,866,906,076
Add: Current year net profit after tax	62,090,493,834
Add: Adjusted amount of actuarial gains and losses	895,895,556
Add: Changes from investments in associates accounted for using equity method	152,102,398
Subtract: Adjusted amount of cancellation of treasury stocks	(2,721,146,973)
Subtract: Changes in percentage of ownership interest in subsidiaries	(211,183,721)
Subtract: Adjusted amount after disposal of financial instruments	(190,524,542)
The net profit after tax of current period plus the amount of items other than the net profit after tax of current period but included in the undistributed earnings of the current year
60,015,636,552
Subtract: Provision for legal reserve	(6,001,563,655)
Add: Reversal for statutory special surplus reserve	6,845,500,943
Current year earnings to be distributed	98,726,479,916
Items for distribution：
Dividends (Cash dividend is NT$ 8.8 per share) (Note 1 and Note 4)	(38,482,082,645)
Current year undistributed earnings	60,244,397,271

Chairman: Jason C.S. Chang Manager: Richard H.P. Chang Accountant Manager: Murphy Kuo

Note 1: The above distribution of dividends to shareholders and the dividend rates are calculated based on the number of shares recorded in the Register of Shareholders as of March 21, 2023 (4,372,963,937 Shares)

Note 2: Cash dividends of this year will be calculated to the nearest dollar according to distribution ratio, and amount less than one dollar will be rounded down. The aggregated amount of the fractional amounts which are less than one dollar will be recorded as shareholder’s equity.

Note 3: The earnings of the most recent year will be distributed with priority at this time.

Note 4: The distribution of the cash dividend is resolved by the board of directors in accordance with the Articles of Incorporation of the Company and reports to annual shareholders’ meeting.

Resolution	:

Extempore Motions

Meeting Ends

■Attachment 1

ASE Technology Holding Co., Ltd.

Business Report

As the COVID-19 subsided since the year of 2022, our lives and works were back to normal gradually. However, issues such as the Russo-Ukrainian War and geopolitical risks continued to challenge the global economy. Furthermore, under the impact of monetary policies, inflation and the consuming demand brought about by the pandemic is decreasing, the major international forecasting institutes predict a slowdown in global economic growth, which will bring a significant impact on the industry. The semiconductor industry, however, has become an indispensable part in the international economy and international competition, and Taiwan has already taken a crucial position in the global semiconductor supply chain, thus the United States and other major countries have imposed Chips Act and related strategies successively in 2022, and this shows the importance of the semiconductor and chips industries in the world. As a global leader in the aspects of assembly and testing of the semiconductor industries, we will prudently to cope with all possible changes that will affect the business operation and continue to keep our indispensable leadership in the semiconductor supply chain while pursuing the goals of operating growth and increasing shareholder equity.

According to the surveys of international forecasting institutes, the International Monetary Fund (IMF) forecasted in January of 2023 that the global growth is expected to moderate from 3.4% in 2022 to 2.9% in 2023. And according to the statistical report of the statistics of Industry, Science & Technology International Strategy Center (ISTI), Industrial Technology Research Institute (ITRI) that the output value of Taiwan's IC packaging and testing industry in 2022 amounted to NT$684.7 billion, an increase of 7.3% over 2021. Among them, the output value of the packaging industry was NT$466 billion, an increase of 7.0% over 2021; the output value of the testing industry was NT$218.7 billion, an increase of 7.7% over 2021. The operating status of the Company and its subsidiaries (referred hereinafter to as "the Group") over the past year is stated as follows:

Business Results in 2022

1.	Achievements of 2022 Business Plan Implementation

The Group's consolidated revenue in 2022 amounted to NT$670.9 billion (including NT$359.9 billion in semiconductor assembly and testing business, NT$302 billion in Electronic Manufacturing Services (EMS) and others NT$9 billion), an increase of approximately $100.9 billion over 2021, with an annual growth of 17.7%. We’ve achieved the highest record than ever for the past year. In terms of the semiconductor packaging and testing business, the consolidated revenue in 2022 increased $37.4 billion over 2021, with an annual growth of 11.6%. In addition, as of the EMS, the consolidated revenue in 2022 increased approximately $62.8 billion over 2021, with an annual growth of about 26.1%. The overall financial data have grown significantly compared with that in 2021.

2.	Budget Execution

6

The Company did not disclose its financial forecast in 2022.

3.	Analysis of Financial Income and Expenditures and Profitability

As specified in the Company’s 2022 consolidated financial statement, the Company’s paid-in capital was NT$ 43.7 billion in 2022, equity attributable to owners of the Company totaled at NT$ 301.3 billion, accounting for 42.6% of the total assets of NT$ 707.1 billion. The long-term capital assets accounted for 180.7% of those of properties, assets, and equipment, with a 135.1% liquidity ratio and a 9.9% return on asset (ROA). The combined operating profit ratio in 2022 was 20.1%, which is a mild increase compared to the ratio 19.4% in 2021. The net operating profits was NT$80.2 billion, an increase of NT$18.1 billion over 2021, with a growth rate of about 29.1%. Net income before taxes was NT$ 81.6 billion, up by NT$ 12.9 billion at a 1.6% rate from the previous year. Net income attributable to owners of the Company amounted to NT$ 69.8 billion, a growth of 8.0% over the previous year, and if the net income before taxes on disposal of subsidiaries, NT$ 17.3 billion, is counted in, the growth of the profitability will be more outstanding this year.

4.	Research and Development

Driven by 5G mobile communications, the technologies of high-speed transmission, low latency, HPC, AI, the Internet of Things, autonomous driving, smart manufacturing, etc., will enter a new milestone, and the development of electronic terminal products is oriented towards multi-functions, high performance, and high integration. The semiconductor industry chain strives to move towards a higher value system integration level, and this will accelerate functional integration enhancement and scale-down technology to go hand in hand to create a more efficient smart networking environment and devices which will facilitate human intelligence life more convenient. Therefore, this also emphasized and proved the importance of heterogeneous chip packaging in system integration innovation. Key products and technologies successfully developed in 2022 are as follows:

(1)	Flip Chip Packaging (FCP): IC Flip Chip Bond on High CTE Substrate by LAB

(2)	Wire-bond packaging: Hybrid Wire-bonding and FlipChip of high pin count advanced QFN

(3)	Wafer Level Packaging: ASIC Integrated with Capacitor, RF Device Integrated by 300mm Thick Cu FOSiP

(4)	Advanced packaging and modulation: Advanced Double-Side-Mold (DSM) Technology for High Density Components integration, New Silicon Photonics Chip to Wafer Bonding Technology Mixed Wirebond and S-Trench Assembly

(5)	Panel Level Packaging: Supper efficiency coating process application of panel-level advanced packaging technology, Panel Level Embedded Power Integration High Density Fan Out Package Technology

(6)	SiP Package: IC and Passive Component Integrated by Double Substrate POP

(7)	OEP: High accuracy LD bonding technology, laser beam quality measurement technology, PCB crease defect inspection technology, etc.

7

Summary of the 2023 Business Plan

1.	Operational Guideline of the Group

(1)	To provide clients with services with the “highest quality.”

(2)	To generate long-term and stable profits for the Company and clients.

(3)	To collaborate with vendors and partners to jointly create prosperity.

(4)	To train employees to become experts and elites in respective fields.

(5)	To treat all employees “fairly” and “reasonably.”

(6)	To provide employees with “a harmonious, enjoyable and open” work environment.

(7)	To maintain operational flexibility whenever possible.

2.	Estimated Sales Volume and Supporting Information

Based on the industry prospect, future market demands, and productivity of the Group, the estimated sales volume of the Group in 2023 is as follows:

Sales Items	Estimated Sales Volume
Assembly	Approx. 37.7 billion units
Testing	Approx. 5.7 billion units

3.	Key Production and Marketing Policies

According to the performance achievement, scale of operation, leading technology and flexible operating strategies, the Company has proven that we are indispensable as a global manufacturing partner. Furthermore, we are able to expand our competitiveness and leading advantages with a more resilient pricing strategy in times of market fluctuations. Under the present geopolitical crisis, the Company’s supply footprints all over the world have further demonstrated our strong competitive advantages. Besides keeping to strengthen the advanced packaging and testing supply chain in Taiwan, we are expanding manufacturing capacity in China, Korea, Malaysia, Singapore, Japan and other countries, in order to flexibly fulfill our world customers’ need for traditional packaging and testing. In the future, we will continue to evaluate further expansion possibilities based on our customers’ and end market’s needs. In terms of electronics manufacturing services (EMS), we have expanded the supply chain from Taiwan and China to Vietnam, Mexico and Europe in the world. At the same time, we will also continue to plan to expand factory sites, infrastructure, and smart production equipment to prepare ourselves for the next economic cycle. Also, we further improve our cash flow through strengthened capital investment management, the efficiency of scale, and sustainable profitability.

Future Development Strategies of the Group

We believe there will be harsher competitions and challenges awaiting the semiconductor industry in the next 10 years, and semiconductors will become Strategic High-Tech Commodities (SHTC) in the world, resulting in more subsidy and restriction measures imposed by countries around the world. Taiwan’s advanced technology will play a key role in world development of the next generation, and we are looking forward to more attention from the Industry-Government-University on

8

relevant laws and supporting facilities, so that we can exert our advantages in the upstream and downstream of the semiconductor industry of our country. In the future, we will take an even more proactive and positive approach toward the implementation of ESG, as we believe that only through creative thinking and practices can we enhance our core competitiveness and maintain steady growth. The Company will focus on both energy-saving and energy transformation. We will implement the green transformation by undertaking green technology innovation projects such as smart factories and start grids based on the three main pillars of “energy-saving”, “green energy” and “energy storage”. Meanwhile, the Company has been approved by the Science Based Targets initiative (SBTi), set the absolute target of 2030, and aim to attain the 2050 net-zero commitment by following its step-by-step process. Furthermore, the Company established the “ASE Social Enterprise Co., Ltd.” to implement corporate sustainable development, promote social integration and exert our corporate influence through an innovative business model. In the future, we will not only promote innovation and develop essential engineering talents for the industry, enhance Taiwan’s competitiveness, but also would like to cultivate talents for the semiconductor industry through industry-academia collaboration to support the competitiveness firmly for the industry. Meanwhile, we will also stick to our motivation to contribute our society to exert our corporate social responsibility in terms of green production, energy saving and carbon reduction, ecosystems conservation and sustainable use, long-term care for the elderly, etc.

Impacts of External Competitive Environment, Regulatory Environment, and Overall Business Environment

The Company has been once again achieved the best overall performance in the Dow Jones Sustainability Indices (DJSI) in 2022. The Company has also emerged as the only global enterprise to have successfully achieved the best overall performance on the DJSI – Semiconductors and Semiconductor Equipment Industry Group for seven consecutive years. Besides DJSI and CDP, we are proud that our ESG performance has been duly recognized by both local and international sustainability rating agencies which included a ranking on the top 5% of listed companies for corporate governance leadership in Taiwan, inclusion as a constituent stock of the Taiwan Sustainability Index for six consecutive years, the Taiwan Corporate Sustainability Awards and Annual Report Award, as well as a listing on the FTSE4Good Emerging Index for eight consecutive years. While taking participation in proactively as a leading sustainable corporate in assembly and testing of semiconductor industry, we believe that we can lead the change for a brighter future through a strategy that is grounded by a culture of innovation, and a strong commitment to green transformation, partnerships and social value.

Chairman: Jason C.S. Chang Manager: Richard H.P. Chang Accountant Manager: Murphy Kuo

9

■ Attachment 2

Audit Committee’s Audit Report

The Board of Directors has prepared and submitted the Company’s 2022 Business Report, Financial Statements, and Earning Distribution Proposal, of which Deloitte & Touche have audited the Financial Statements, and a report has been issued. The Audit Committee has reviewed each of the aforementioned documents, and have not found any inaccuracies. Therefore, the Audit Committee hereby submits this report in compliance with Article 14-4 of the Securities and Exchange Act and Article 219 of the Company Act, this report is submitted for shareholder's examination.

ASE Technology Holding Co., Ltd. Audit Committee convener: Sheng-Fu You March 30, 2023

■ Attachment 3

ASE Technology Holding Co., Ltd.

and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2022 and 2021 and

Independent Auditors’ Report

Deloitte & Touche 20F, Taipei Nan Shan Plaza No. 100, Songren Rd., Xiny, Dist., Taipei 11073, Taiwan Tel +886 (2) 2725-9988 Fax+886 (2) 4051-6888 www.deloitte.com.tw

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

ASE Technology Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of ASE Technology Holding Co., Ltd. (a Republic of China corporation) and its subsidiaries (collectively, the "Group") as of December 31, 2021 and 2022, the related consolidated statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements") (all expressed in New Taiwan Dollars). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We did not audit the consolidated financial statements of Siliconware Precision Industries Co., Ltd. and its subsidiaries (collectively, "SPIL"), a wholly-owned subsidiary, which statements reflect total assets constituting 22% of the Group's consolidated total assets as of December 31, 2021, and total revenue constituting 21% and 19% of the Group's consolidated revenues for the years ended December 31, 2020 and 2021, respectively. The consolidated financial statements of SPIL were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for SPIL, is based solely on the report of other auditors.

Our audits also comprehended the translation of New Taiwan dollar amounts into U.S. dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 4 to the consolidated financial statements. Such U.S. dollar amounts are presented solely for the convenience of the readers outside the Republic of China.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Group's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 20, 2023, expressed an unqualified opinion on the Group's internal control over financial reporting based on our audit.

Basis for Opinion

These consolidated financial statements are the responsibility of the Group's management. Our responsibility is to express an opinion on the Group's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill - Packaging and Testing Segments - Refer to Notes 4, 5 and 18 to the consolidated financial statements

Critical Audit Matter Description

The Group's evaluation of goodwill for impairment involves the comparison of the value in use of each segment to its carrying value. The Group used the discounted cash flow model to estimate value in use, which required management to make significant estimates and assumptions related to discount rates and forecasts of future revenues. Changes in these assumptions could have a significant impact on either the value in use, the amount of any goodwill impairment charge, or both. The goodwill balance was NT$52,313,399 thousand (US$ 1,702,356 thousand) as of December 31, 2022, of which NT$35,427,102 thousand (US$1,152,851 thousand) and NT$13,414,275 thousand (US$436,521 thousand) were allocated to the packaging and testing segments, respectively. The value in use of the packaging and testing segments exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.

We identified the valuation of goodwill for the Group's packaging and testing segments as a critical audit matter due to the significant estimates and assumptions management makes to estimate the value in use of the packaging and testing segments and the sensitivity of their operations to changes in demand. Auditing management's judgments related to the selection of the discount rates and forecasts of future revenues for the packaging and testing segments required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the discount rates and forecasts of future revenues used by management to estimate the value in use of the packaging and testing segments included the following, among others:

•	We tested the design and operating effectiveness of controls over management's goodwill impairment evaluation, including those over the determination of the value in use of the packaging and testing segments, such as controls related to management's selection of the discount rates and assessment on the reasonableness of forecasts of future revenues.

•	We evaluated management's ability to accurately forecast future revenues of the packaging and testing segments by comparing their actual results to management's historical forecasts.

•	We performed sensitivity analyses to evaluate the risk of impairment if key assumptions are changed.

•	With the assistance of our fair value specialists, we evaluated the reasonableness of the discount rates by performing certain procedures, including:

-	Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation.

-	Developing a range of independent estimates and comparing those to the discount rates selected by management.

/s/ Deloitte and Touche
March 20, 2023

We have served as the Group's auditor since 1984.

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31, 2021	December 31, 2022
	NT$	NT$	US$ (Note 4)

ASSETS

CURRENT ASSETS
Cash and cash equivalents (Note 6)	$76,073,345	$58,040,394	$1,888,721
Financial assets at fair value through profit or loss - current (Note 7)	2,933,446	6,825,157	222,101
Contract assets - current (Note 41)	5,607,209	5,731,173	186,501
Trade receivables, net (Note 10)	115,462,210	114,646,999	3,730,784
Other receivables (Notes 10 and 30)	13,732,607	16,270,569	529,468
Current tax assets	542,180	748,519	24,358
Inventories (Note 11)	67,832,981	87,337,475	2,842,092
Inventories related to real estate business (Notes 12 and 36)	5,412,114	5,488,676	178,610
Other financial assets - current (Notes 13 and 36)	140,857	734,465	23,901
Other current assets	4,620,779	4,543,797	147,862

Total current assets	292,357,728	300,367,224	9,774,398

NON-CURRENT ASSETS
Financial assets at fair value through profit or loss—non-current (Note 7)	2,502,834	2,108,994	68,630
Financial assets at fair value through other comprehensive income—non-current (Note 8)	2,019,812	1,542,271	50,188
Investments accounted for using the equity method (Note 14)	16,996,600	14,679,346	477,688
Property, plant and equipment (Notes 15, 25, 36 and 37)	239,867,550	268,234,618	8,728,754
Right-of-use assets (Note 16)	10,680,262	11,060,783	359,934
Investment properties (Notes 17, 25 and 36)	22,144,787	21,729,092	707,097
Goodwill (Note 18)	52,072,413	52,313,399	1,702,356
Other intangible assets (Notes 19 and 25)	24,563,707	21,177,708	689,154
Deferred tax assets	5,369,010	6,341,772	206,371
Other financial assets - non-current (Notes 13 and 36)	1,416,123	4,444,059	144,616
Other non-current assets	3,275,073	3,590,576	116,843

Total non-current assets	380,908,171	407,222,618	13,251,631

TOTAL	$673,265,899	$707,589,842	$23,026,029

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

	December 31, 2021	December 31, 2022
	NT$	NT$	US$ (Note 4)

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term borrowings (Notes 20 and 36)	$34,319,464	$34,526,510	$1,123,544
Financial liabilities at fair value through profit or loss - current (Note 7)	417,660	626,760	20,396
Financial liabilities for hedging - current (Notes 20 and 34)	6,716,965	12,204,620	397,157
Trade payables	84,470,284	78,997,300	2,570,690
Other payables (Note 22)	46,696,900	57,115,100	1,858,610
Current tax liabilities	16,362,350	18,360,792	597,488
Lease liabilities - current (Note 16)	809,536	979,612	31,878
Current portion of bonds payable (Note 21)	9,902,710	4,998,971	162,674
Current portion of long-term borrowings (Notes 20 and 36)	4,526,683	5,041,841	164,069
Other current liabilities	13,022,789	16,473,962	536,087

Total current liabilities	217,245,341	229,325,468	7,462,593

NON-CURRENT LIABILITIES
Financial liabilities for hedging - non-current (Notes 20 and 34)	4,780,931	—	—
Bonds payable (Note 21)	42,364,627	42,851,353	1,394,447
Long-term borrowings (Notes 20 and 36)	117,164,876	94,947,610	3,089,737
Deferred tax liabilities	7,590,197	8,585,132	279,373
Lease liabilities - non-current (Note 16)	6,590,348	6,728,875	218,968
Net defined benefit liabilities (Note 23)	5,864,071	4,325,492	140,758
Other non-current liabilities	3,494,448	7,549,527	245,673

Total non-current liabilities	187,849,498	164,987,989	5,368,956

Total liabilities	405,094,839	394,313,457	12,831,549

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY (Note 24)
Share capital
Ordinary shares	44,034,146	43,642,185	1,420,182
Shares subscribed in advance	52,356	37,656	1,225
Total share capital	44,086,502	43,679,841	1,421,407
Capital surplus	143,693,168	142,607,490	4,640,660
Retained earnings
Legal reserve	6,300,198	12,582,960	409,468
Special reserve	9,569,027	10,367,052	337,359
Unappropriated earnings	69,712,555	91,556,474	2,979,384
Total retained earnings	85,581,780	114,506,486	3,726,211
Other equity	(12,246,443)	(4,166,449)	(135,582)
Treasury shares	(7,488,362)	(1,959,107)	(63,752)

Equity attributable to owners of the Company	253,626,645	294,668,261	9,588,944

NON-CONTROLLING INTERESTS (Note 24)	14,544,415	18,608,124	605,536

Total equity	268,171,060	313,276,385	10,194,480

TOTAL	$673,265,899	$707,589,842	$23,026,029

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 41)	$476,978,710	$569,997,133	$670,872,643	$21,831,196

OPERATING COSTS (Notes 11 and 25)	398,994,442	459,628,356	535,942,631	17,440,372

GROSS PROFIT	77,984,268	110,368,777	134,930,012	4,390,824

OPERATING EXPENSES (Note 25)

Selling and marketing expenses	5,605,464	6,386,763	6,920,503	225,204
General and administrative expenses	18,200,304	20,804,032	23,464,019	763,554
Research and development expenses	19,302,418	21,053,633	24,369,907	793,033

Total operating expenses	43,108,186	48,244,428	54,754,429	1,781,791

OTHER OPERATING INCOME AND EXPENSES, NET (Note 25)	502,492	1,189,829	1,014,328	33,008

PROFIT FROM OPERATIONS	35,378,574	63,314,178	81,189,911	2,642,041

NON-OPERATING INCOME AND EXPENSES
Other income (Note 25)	1,474,547	1,600,099	1,730,740	56,321
Other gains and losses (Note 25)	1,827,576	17,211,099	1,667,382	54,259
Finance costs (Note 25)	(3,459,511)	(2,831,307)	(4,009,782)	(130,484)
Share of the profit or loss of associates and joint ventures	547,612	899,700	1,185,377	38,574

Total non-operating income and expenses	390,224	16,879,591	573,717	18,670

PROFIT BEFORE INCOME TAX	35,768,798	80,193,769	81,763,628	2,660,711

INCOME TAX EXPENSE (Note 26)	7,116,898	17,943,772	17,145,534	557,941

PROFIT FOR THE YEAR	28,651,900	62,249,997	64,618,094	2,102,770

OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit obligation	(594,778)	51,167	1,157,261	37,659
Unrealized gain (loss) on equity instruments at fair value through other comprehensive income	(166,239)	202,092	(423,303)	(13,775)
Share of other comprehensive income (loss) of associates and joint ventures	2,656,966	3,595,194	(2,929,474)	(95,329)
Income tax relating to items that will not be reclassified subsequently to profit or loss	(122,901)	(179,403)	161,609	5,259

	1,773,048	3,669,050	(2,033,907)	(66,186)

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

	For the Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$	US$ (Note 4)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations	$(831,784)	$(4,094,565)	$10,326,729	$336,047
Unrealized gain (loss) on debt investments at fair value through other comprehensive income	(2,136)	63,722	(16,746)	(545)
Gain (loss) on hedging instruments	(574,824)	738,600	509,229	16,571
Share of other comprehensive income (loss) of associates and joint ventures	131,009	29,209	(152,833)	(4,974)

	(1,277,735)	(3,263,034)	10,666,379	347,099

Other comprehensive income for the year, net of income tax	495,313	406,016	8,632,472	280,913

TOTAL COMPREHENSIVE INCOME FOR THE YEAR	$29,147,213	$62,656,013	$73,250,566	$2,383,683

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$26,970,580	$60,150,167	$61,501,545	$2,001,352
Non-controlling interests	1,681,320	2,099,830	3,116,549	101,418

	$28,651,900	$62,249,997	$64,618,094	$2,102,770

TOTAL COMPREHENSIVE INCOME ATTRIBUTABLE TO:
Owners of the Company	$27,440,726	$60,630,154	$69,706,868	$2,268,366
Non-controlling interests	1,706,487	2,025,859	3,543,698	115,317

	$29,147,213	$62,656,013	$73,250,566	$2,383,683

EARNINGS PER SHARE (Note 27)
Basic	$6.32	$13.97	$14.39	$0.47
Diluted	$6.17	$13.54	$13.81	$0.45

EARNINGS PER AMERICAN DEPOSITARY SHARE (“ADS”) (Note 27)
Basic	$12.65	$27.94	$28.77	$0.94
Diluted	$12.33	$27.07	$27.61	$0.90

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on Translating	Unrealized Gain (Loss) on Assets at Fair Through Other	Gai	on Hedging
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	Comprehensive Income	on Instruments	Employee Compensation	Total	Treasury Shares	Total	Non- Interests	Total Equity

BALANCE AT JANUARY 1, 2020	4,330,528	$43,305,287	$138,910,363	$2,203,895	$6,902,782	$21,029,962	$30,136,639	$(10,762,684)	$(203,098)	$—	$—	$(10,965,782)	$(1,959,107)	$199,427,400	$13,374,912	$212,802,312

Appropriation of 2019 earnings
Legal reserve	—	—	—	1,697,489	—	(1,697,489)	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	3,944,915	(3,944,915)	—	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(8,668,331)	(8,668,331)	—	—	—	—	—	—	(8,668,331)	—	(8,668,331)

	—	—	—	1,697,489	3,944,915	(14,310,735)	(8,668,331)	—	—	—	—	—	—	(8,668,331)	—	(8,668,331)

Change from investments in associates accounted for using the equity method	—	—	22,774	—	—	—	—	—	—	—	—	—	—	22,774	—	22,774

Other changes in the capital surplus	—	—	1,608	—	—	—	—	—	—	—	—	—	—	1,608	—	1,608

Net profit for the year ended December 31, 2020	—	—	—	—	—	26,970,580	26,970,580	—	—	—	—	—	—	26,970,580	1,681,320	28,651,900
Other comprehensive income (loss) for the year ended December 31, 2020, net of income tax	—	—	—	—	—	(469,748)	(469,748)	(879,255)	2,248,414	(429,265)	—	939,894	—	470,146	25,167	495,313

Total comprehensive income (loss) for the year ended December 31, 2020	—	—	—	—	—	26,500,832	26,500,832	(879,255)	2,248,414	(429,265)	—	939,894	—	27,440,726	1,706,487	29,147,213

Cash dividends received by subsidiaries from the Company	—	—	145,741	—	—	—	—	—	—	—	—	—	—	145,741	—	145,741

Disposal of interest in investments accounted for using the equity method	—	—	2,199	—	—	(980)	(980)	—	1,094	—	—	1,094	—	2,313	—	2,313

Differences between consideration and carrying amount arising from acquisition or disposal of subsidiaries (Note 31)	—	—	(13,502)	—	—	—	—	—	—	—	—	—	—	(13,502)	(116,440)	(129,942)

Changes in percentage of ownership interest in subsidiaries (Note 31)	—	—	(780,533)	—	—	(2,760,175)	(2,760,175)	—	—	—	—	—	—	(3,540,708)	(588,080)	(4,128,788)

Issue of ordinary shares under employee share options (Note 28)	21,064	210,633	1,588,792	—	—	—	—	—	—	—	—	—	—	1,799,425	—	1,799,425

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(346,774)	(346,774)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	(109,892)	—	—	(392,447)	(392,447)	—	—	—	—	—	—	(502,339)	1,591,904	1,089,565

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	18,508	18,508	—	(18,508)	—	—	(18,508)	—	—	—	—

BALANCE AT DECEMBER 31, 2020 (RETROSPECTIVELY ADJUSTED)	4,351,592	$43,515,920	$139,767,550	$3,901,384	$10,847,697	$30,084,965	$44,834,046	$(11,641,939)	$2,027,902	$(429,265)	$—	$(10,043,302)	$(1,959,107)	$216,115,107	$15,622,009	$231,737,116

BALANCE AT JANUARY 1, 2021 (RETROSPECTIVELY ADJUSTED)	4,351,592	$43,515,920	$139,767,550	$3,901,384	$10,847,697	$30,084,965	$44,834,046	$(11,641,939)	$2,027,902	$(429,265)	$—	$(10,043,302)	$(1,959,107)	$216,115,107	$15,622,009	$231,737,116

Appropriation of 2020 earnings
Legal reserve	—	—	—	2,398,814	—	(2,398,814)	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	(1,278,670)	1,278,670	—	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(18,389,856)	(18,389,856)	—	—	—	—	—	—	(18,389,856)	—	(18,389,856)

	—	—	—	2,398,814	(1,278,670)	(19,510,000)	(18,389,856)	—	—	—	—	—	—	(18,389,856)	—	(18,389,856)

Change from investments in associates accounted for using the equity method	—	—	(30,533)	—	—	450,054	450,054	—	(450,054)	—	—	(450,054)	—	(30,533)	—	(30,533)

Other changes in the capital surplus	—	—	1,633	—	—	—	—	—	—	—	—	—	—	1,633	—	1,633

Net profit for the year ended December 31, 2021	—	—	—	—	—	60,150,167	60,150,167	—	—	—	—	—	—	60,150,167	2,099,830	62,249,997
Other comprehensive income (loss) for the year ended December 31, 2021, net of income tax	—	—	—	—	—	25,842	25,842	(3,751,707)	3,654,754	551,098	—	454,145	—	479,987	(73,971)	406,016

Total comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	—	60,176,009	60,176,009	(3,751,707)	3,654,754	551,098	—	454,145	—	60,630,154	2,025,859	62,656,013

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on Translating	Unrealized Gain (Loss) on Financial Assets at Fair Through Other	Gain )	Unearned
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	Comprehensive Income	on Instruments	Employee Compensation	Total	Treasury Shares	Total	Non- Interests	Total Equity

Buy-back of ordinary shares	—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$(5,529,255)	$(5,529,255)	$—	$(5,529,255)

Cash dividends received by subsidiaries from the Company	—	—	305,737	—	—	—	—	—	—	—	—	—	—	305,737	—	305,737

Changes in percentage of ownership interest in subsidiaries (Note 31)	—	—	(58,448)	—	—	(2,530,714)	(2,530,714)	—	—	—	—	—	—	(2,589,162)	(2,748,521)	(5,337,683)

Issue of ordinary shares under employee share options (Note 28)	57,058	570,582	3,648,781	—	—	—	—	—	—	—	(1,164,991)	(1,164,991)	—	3,054,372	—	3,054,372

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,062,529)	(1,062,529)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	58,448	—	—	—	—	—	—	—	—	—	—	58,448	314,398	372,846

Issue of convertible bonds by subsidiary (Note 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	393,199	393,199

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	1,042,241	1,042,241	—	(1,042,241)	—	—	(1,042,241)	—	—	—	—

BALANCE AT DECEMBER 31, 2021	4,408,650	$44,086,502	$143,693,168	$6,300,198	$9,569,027	$69,712,555	$85,581,780	$(15,393,646)	$4,190,361	$121,833	$(1,164,991)	$(12,246,443)	$(7,488,362)	$253,626,645	$14,544,415	$268,171,060

BALANCE AT JANUARY 1, 2022	4,408,650	$44,086,502	$143,693,168	$6,300,198	$9,569,027	$69,712,555	$85,581,780	$(15,393,646)	$4,190,361	$121,833	$(1,164,991)	$(12,246,443)	$(7,488,362)	$253,626,645	$14,544,415	$268,171,060

Appropriation of 2021 earnings
Legal reserve	—	—	—	6,282,762	—	(6,282,762)	—	—	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	798,025	(798,025)	—	—	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(30,501,981)	(30,501,981)	—	—	—	—	—	—	(30,501,981)	—	(30,501,981)

	—	—	—	6,282,762	798,025	(37,582,768)	(30,501,981)	—	—	—	—	—	—	(30,501,981)	—	(30,501,981)

Donations from shareholders	—	—	471,894	—	—	—	—	—	—	—	—	—	—	471,894	—	471,894

Change from investments in associates accounted for using the equity method	—	—	7,623	—	—	152,102	152,102	—	(152,102)	—	—	(152,102)	—	7,623	—	7,623

Other changes in the capital surplus	—	—	1,186	—	—	—	—	—	—	—	—	—	—	1,186	—	1,186

Net profit for the year ended December 31, 2022	—	—	—	—	—	61,501,545	61,501,545	—	—	—	—	—	—	61,501,545	3,116,549	64,618,094
Other comprehensive income (loss) for the year ended December 31, 2022, net of income tax	—	—	—	—	—	895,896	895,896	9,864,258	(2,953,279)	398,448	—	7,309,427	—	8,205,323	427,149	8,632,472

Total comprehensive income (loss) for the year ended December 31, 2022	—	—	—	—	—	62,397,441	62,397,441	9,864,258	(2,953,279)	398,448	—	7,309,427	—	69,706,868	3,543,698	73,250,566

Buy-back of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	(205,608)	(205,608)	—	(205,608)

Cancelation of treasury shares	(55,000)	(550,000)	(2,463,716)	—	—	(2,721,147)	(2,721,147)	—	—	—	—	—	5,734,863	—	—	—

Cash dividends received by subsidiaries from the Company	—	—	38,404	—	—	—	—	—	—	—	—	—	—	38,404	—	38,404

Changes in percentage of ownership interest in subsidiaries (Note 31)	—	—	(8,963)	—	—	(211,184)	(211,184)	—	—	—	—	—	—	(220,147)	(312,775)	(532,922)

Issue of ordinary shares under employee share options (Note 28)	14,334	143,339	742,845	—	—	—	—	—	—	—	732,144	732,144	—	1,618,328	—	1,618,328

Cash dividends distributed by subsidiaries	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(575,089)	(575,089)

Additional non-controlling interest arising on issue of employee share options by subsidiaries (Note 28)	—	—	125,049	—	—	—	—	—	—	—	—	—	—	125,049	315,871	440,920

Issue of convertible bonds by subsidiary (Note 21)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	1,092,004	1,092,004

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	(190,525)	(190,525)	—	190,525	—	—	190,525	—	—	—	—

BALANCE AT DECEMBER 31, 2022	4,367,984	$43,679,841	$142,607,490	$12,582,960	$10,367,052	$91,556,474	$114,506,486	$(5,529,388)	$1,275,505	$520,281	$(432,847)	$(4,166,449)	$(1,959,107)	$294,668,261	$18,608,124	$313,276,385

US DOLLARS (Note 4)
BALANCE AT DECEMBER 31, 2022	4,367,984	$1,421,407	$4,640,660	$409,468	$337,359	$2,979,384	$3,726,211	$(179,935)	$41,507	$16,931	$(14,085)	$(135,582)	$(63,752)	$9,588,944	$605,536	$10,194,480

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING ACTIVITIES
Profit before income tax	$35,768,798	$80,193,769	$81,763,628	$2,660,711
Adjustments for:
Depreciation expense	47,525,688	50,470,157	51,520,810	1,676,564
Amortization expense	3,733,377	4,054,120	3,931,079	127,923
Net loss (gain) on fair value change of financial assets and liabilities at fair value through profit or loss	71,848	1,490,005	(4,107,745)	(133,672)
Finance costs	3,459,511	2,831,307	4,009,782	130,484
Interest income	(520,783)	(542,329)	(654,747)	(21,306)
Dividend income	(150,715)	(289,852)	(278,381)	(9,059)
Share based compensations	955,575	699,211	989,843	32,211
Share of profit of associates and joint ventures	(547,612)	(899,700)	(1,185,377)	(38,574)
Gain on disposal of property, plant and equipment	(460,868)	(71,770)	(113,356)	(3,689)
Loss (gain) on disposal of investments accounted for using the equity method	(91,297)	67,482	(80,317)	(2,614)
Impairment loss recognized on financial assets	—	4,718	119,974	3,904
Reversal of impairment loss recognized on financial assets	(56,950)	—	—	—
Impairment loss recognized on non-financial assets	2,486,066	774,712	2,359,055	76,767
Gain on disposal of subsidiaries	(802,753)	(17,340,418)	—	—
Gain from bargain purchase - acquisition of subsidiary	—	(33,114)	—	—
Net loss (gain) on foreign currency exchange	(2,543,821)	(1,668,522)	6,318,273	205,606
Others	(295,859)	(74,356)	6,766	220
Changes in operating assets and liabilities
Financial assets mandatorily at fair value through profit or loss	2,188,285	2,174,012	7,070,941	230,099
Contract assets	1,113,950	(1,345,069)	(123,964)	(4,034)
Trade receivables	(9,396,304)	(27,957,812)	754,156	24,541
Other receivables	(773,411)	(354,849)	(1,953,605)	(63,573)
Inventories	(13,559,192)	(23,325,588)	(21,669,101)	(705,145)
Other current assets	366,237	(819,252)	20,864	679
Other financial assets	—	(811,510)	(3,476,090)	(113,117)
Other operating activities assets	(14,396)	26,306	(606,418)	(19,734)
Financial liabilities held for trading	(2,763,864)	(3,814,095)	(5,928,083)	(192,908)
Trade payables	14,032,779	13,654,819	(5,456,906)	(177,576)
Other payables	3,601,102	5,938,081	7,047,162	229,325
Other current liabilities	23,520	5,552,277	1,592,098	51,809
Other operating activities liabilities	(301,838)	2,017,904	5,265,384	171,344

Cash generated from operations	83,047,073	90,600,644	127,135,725	4,137,186
Interest received	479,900	527,551	652,679	21,239
Dividend received	512,287	655,537	957,611	31,162
Interest paid	(3,442,545)	(2,625,883)	(3,494,516)	(113,717)
Income tax paid	(5,536,077)	(7,423,947)	(14,250,527)	(463,733)

Net cash generated from operating activities	75,060,638	81,733,902	111,000,972	3,612,137

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	$(259,168)	$(32,246)	$(20,000)	$(651)
Proceeds from sale of financial assets at fair value through other comprehensive income	20,686	672	—	—
Return of capital from financial assets at fair value through other comprehensive income	84,186	14,201	63,051	2,052
Proceeds from sale of financial assets at amortized cost	—	26,531	—	—
Acquisition of associates and joint ventures	(186,071)	(226,560)	(117,589)	(3,826)
Proceeds from disposal of investments accounted for using the equity method	2,271,618	—	—	—
Net cash outflow on acquisition of subsidiaries	(8,745,638)	(180,718)	—	—
Proceeds from disposal of subsidiaries	3,717,039	23,941,276	—	—
Return of capital by investee accounted for using the equity method	125,005	—	—	—
Payments for property, plant and equipment	(62,077,446)	(70,905,659)	(72,639,905)	(2,363,811)
Proceeds from disposal of property, plant and equipment	4,449,113	1,605,002	749,757	24,398
Payments for intangible assets	(982,655)	(1,069,866)	(382,767)	(12,456)
Proceeds from disposal of intangible assets	8,353	1,421	4,932	161
Payments for right-of-use assets	(118,354)	(956,218)	(682,602)	(22,213)
Payments for investment properties	(6,352)	—	(114,786)	(3,735)
Increase in other financial assets	(822,959)	(372,091)	(268,205)	(8,728)
Decrease in other financial assets	1,083,934	447,665	252,845	8,228
Increase in other non-current assets	(1,338,269)	(1,416,675)	(267,003)	(8,689)
Decrease in other non-current assets	1,244,650	324,270	280,916	9,141
Income tax paid	—	(570,700)	(842,440)	(27,414)
Proceeds from disposal of right-of-use assets	585,902	278,126	—	—
Other investing activities items	123	—	31,922	1,039

Net cash used in investing activities	(60,946,303)	(49,091,569)	(73,951,874)	(2,406,504)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term borrowings	—	10,043,398	1,866,253	60,731
Repayment of short-term borrowings	(1,502,323)	—	—	—
Proceeds from bonds offering	19,967,149	3,280,943	6,365,377	207,139
Repayment of bonds payable	(250,000)	(7,000,000)	(9,904,800)	(322,317)
Proceeds from long-term borrowings	180,020,420	190,192,666	214,642,236	6,984,778
Repayment of long-term borrowings	(206,520,559)	(174,173,841)	(244,158,657)	(7,945,287)
Repayment of the principle portion of lease liabilities	(844,357)	(907,403)	(1,035,019)	(33,681)
Dividends paid	(8,520,982)	(18,082,500)	(29,990,842)	(975,947)
Proceeds from exercise of employee share options	1,934,530	2,727,915	1,069,255	34,795
Payments for buy-back of ordinary shares	—	(5,529,255)	(205,608)	(6,691)
Decrease in non-controlling interests	$(6,291,089)	$(6,400,212)	$(1,108,010)	$(36,056)
Other financing activities items	11,867	(22,557)	1,009	33

Net cash used in financing activities	(21,995,344)	(5,870,846)	(62,458,806)	(2,032,503)

(Continued)

ASE Technology Holding Co., Ltd. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

	For the Year Ended December 31
	2020	2021	2022
	NT$	NT$	NT$	US$ (Note 4)

EFFECTS OF EXCHANGE RATE CHANGES ON THE BALANCE OF CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY	(711,795)	(2,236,213)	7,376,757	240,051

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,592,804)	24,535,274	(18,032,951)	(586,819)

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	60,130,875	51,538,071	76,073,345	2,475,540

CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR	$51,538,071	$76,073,345	$58,040,394	$1,888,721

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

ASE Technology Holding Co., Ltd.

Parent Company Only Financial Statements for the

Years Ended December 31, 2022 and 2021 and

Independent Auditors’ Report

Deloitte & Touche 20F, Taipei Nan Shan Plaza No. 100, Songren Rd., Xiny, Dist., Taipei 11073, Taiwan Tel +886 (2) 2725-9988 Fax+886 (2) 4051-6888 www.deloitte.com.tw

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders

ASE Technology Holding Co., Ltd.

Opinion

We have audited the accompanying parent company only financial statements of ASE Technology Holding Co., Ltd. (the "Company"), which comprise the balance sheets as of December 31, 2022 and 2021, and the statements of comprehensive income, changes in equity and cash flows for the years then ended, and the notes to the parent company only financial statements, including a summary of significant accounting policies (collectively referred to as the "parent company only financial statements").

In our opinion, based on our audits and the report of other auditors (please refer to the Other Matter paragraph), the accompanying parent company only financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years then ended in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers.

Basis for Opinion

We conducted our audits in accordance with the Regulations Governing Auditing and Attestation of Financial Statements by Certified Public Accountants and Standards on Auditing of the Republic of China. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Parent Company Only Financial Statements section of our report. We are independent of the Company in accordance with The Norm of Professional Ethics for Certified Public Accountant of the Republic of China, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion based on our audits and the report of other auditors.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the parent company only financial statements for the year ended December 31, 2022. These matters were addressed in the context of our audit of the parent company only financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

The key audit matter of the Company's parent company only financial statements for the year ended December 31, 2022 is discussed as follows.

Evaluation of Goodwill included in Investments in Subsidiaries for Impairment

The Company's evaluation of goodwill included in investments in subsidiaries for impairment involves the comparison of the value in use of each segment, to which each subsidiary attributed, to its carrying value. The Company used the discounted cash flow model to estimate value in use, which required management to make significant estimates and assumptions related to discount rates and forecasts of future revenues. Changes in these estimates and assumptions could have a significant impact on either the value in use, the amount of any goodwill impairment charge, or both.

The goodwill included in investments in subsidiaries was NT$5 l ,657,594 thousand as of December 31, 2022, of which NT$34,863,747 thousand and NT$13,321,826 thousand were allocated to the packaging and testing segments, respectively. The value in use of the packaging and testing segments exceeded their carrying values as of the measurement date and, therefore, no impairment was recognized.

The operation of packaging and testing segments are sensitive to changes in demand in the semiconductor industry which varies by economic trends. Given the significant estimates and assumptions management makes to estimate the value in use of packaging and testing segments and the sensitivity of their operations to changes in demand, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to the selection of the discount rates and forecasts of future revenues for the packaging and testing segments required a high degree of auditors' judgment and an increased extent of effort, including the need to involve our fair value specialists.

Please refer to Notes 4(d) and 5 for the related accounting policy, critical accounting judgements and key sources of estimation uncertainty as well as other disclosures for the Company's evaluation of goodwill included in investments in subsidiaries for impairment.

Our audit procedures related to the discount rates and forecasts of future revenues used by management to estimate the value in use of packaging and testing segments included the following, among others:

1.	We tested the design and operating effectiveness of controls over management's evaluation of goodwill for impairment, including those over the determination of the value in use of the packaging and testing segments, such as controls related to management's selection of the discount rates and assessment on the reasonableness of forecasts of future revenues.

2.	We evaluated management's ability to accurately forecast future revenues of the packaging and testing segments by comparing actual results to management's historical forecasts.

3.	We performed sensitivity analyses to evaluate the risk of impairment if key assumptions are changed.

4.	With the assistance of our fair value specialists, we evaluated the reasonableness of the selected discount rates by performing certain procedures, including:

- Testing the source information underlying the determination of the discount rates and the mathematical accuracy of the calculation.

- Developing a range of independent estimates and comparing those to the discount rates selected by management.

Other Matter

We did not audit the financial statements of Siliconware Precision Industries Co., Ltd (SPIL), a subsidiary accounted for using the equity method for the year ended December 31, 2021, but such statements were audited by other auditors. Our opinion, insofar as it relates to the amounts included for SPIL for the year ended December 31, 2021, is based solely on the report of other auditors. The carrying amount of the investment in SPIL accounted for using the equity method constituted 49% of the Company's total assets as of December 31, 2021, and the share of profit of SPIL constituted 20% of the Company's operating revenues for the year ended December 31, 2021.

Responsibilities of Management and Those Charged with Governance for the Parent Company Only Financial Statements

Management is responsible for the preparation and fair presentation of the parent company only financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities

Issuers, and for such internal control as management determines is necessary to enable the preparation of the parent company only financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the parent company only financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance, including the audit committee, are responsible for overseeing the Company's financial reporting process.

Auditors' Responsibilities for the Audit of the Parent Company Only Financial Statements

Our objectives are to obtain reasonable assurance about whether the parent company only financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with the Standards on Auditing of the Republic of China will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these parent company only financial statements.

As part of an audit in accordance with the Standards on Auditing of the Republic of China, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

1.	Identify and assess the risks of material misstatement of the parent company only financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

2.	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

3.	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

4.	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors' report to the related disclosures in the parent company only financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors' report. However, future events or conditions may cause the Company to cease to continue as a going concern.

5.	Evaluate the overall presentation, structure and content of the parent company only financial statements, including the disclosures, and whether the parent company only financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

6.	Obtain sufficient and appropriate audit evidence regarding the financial information of entities or business activities within the Company to express an opinion on the parent company only financial statements. We are responsible for the direction, supervision, and performance of the audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the parent company only financial statements for the year ended December 31, 2022 and are therefore the key audit matters. We describe these matters in our auditors' report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partners on the audit resulting in this independent auditors' report are Shih-Tsung Wu and Lee-Yuan Kuo.

Deloitte & Touche

Taipei, Taiwan

Republic of China

February 22, 2023

Notice to Readers

The accompanying parent company only financial statements are intended only to present the financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such parent company only financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors' report and the accompanying parent company only financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors' report and parent company only financial statements shall prevail.

ASE TECHNOLOGY HOLDING CO., LTD.

PARENT COMPANY ONLY BALANCE SHEETS

AS OF DECEMBER 31, 2022 AND 2021

(In Thousands of New Taiwan Dollars)

	December 31, 2022		December 31, 2021
	NT$	%	NT$	%
Assets
Current Assets
Cash	$120,569	—	$121,304	—
Other receivables to related parties	297,326	—	213,161	—
Other current assets	63,884	—	33,592	—
Total current assets	481,779	—	368,057	—
Non-Current Assets
Investments accounted for using the equity method	352,276,349	100	338,834,820	100
Other intangible assets	23,024	—	20,577	—
Other non-current assets	7,160	—	7,929	—
Total non-current assets	352,306,533	100	338,863,326	100
Total	$352,788,312	100	$339,231,383	100
Liabilities and Equity
Current Liabilities
Other payables	$626,642	—	$541,434	—
Other payables to related parties	4,080,201	1	12,305,219	4
Current tax liabilities	131,815	—	182,289	—
Current portion of bonds payable	2,998,981	1	6,202,753	2
Other current liabilities	3,197	—	2,436	—
Total current liabilities	7,840,836	2	19,234,131	6
Non-Current Liabilities
Bonds payable	30,081,461	9	33,069,658	10
Long-term borrowings	13,574,743	4	26,844,021	8
Other non-current liabilities	6,024	—	6,859	—
Total non-current liabilities	43,662,228	13	59,920,538	18
Total liabilities	51,503,064	15	79,154,669	24
Equity
Share capital
Ordinary shares	43,642,185	12	44,034,146	13
Shares subscribed in advance	37,656	—	52,356	—
Total share capital	43,679,841	12	44,086,502	13
Capital surplus	142,686,356	40	143,691,717	42
Retained earnings
Legal reserve	12,582,960	4	6,300,198	2
Special reserve	10,367,052	3	9,569,027	3
Unappropriated earnings	97,882,542	28	75,449,674	21
Total retained earnings	120,832,554	35	91,318,899	26
Other equity	(3,954,396)	(1)	(11,532,042)	(3)
Treasury shares	(1,959,107)	(1)	(7,488,362)	(2)
Total equity	301,285,248	85	260,076,714	76
Total	$352,788,312	100	$339,231,383	100

The accompanying notes are an integral part of the parent company only financial statements.

(With Deloitte & Touche auditors’ report dated February 22, 2023)

ASE TECHNOLOGY HOLDING CO., LTD.

PARENT COMPANY ONLY STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(In Thousands of New Taiwan Dollars Except Earnings Per Share)

	For the Year Ended December 31
	2022		2021
	NT$	%	NT$	%
Operating Revenue	$63,383,227	100	$65,091,179	100
Gross Profit	63,383,227	100	65,091,179	100
Operating Expenses
General and administrative expenses	1,138,143	2	762,372	1
Profit From Operations	62,245,084	98	64,328,807	99
Non-Operating Income and Expenses
Other income	171,548	—	93,247	—
Other gains, net	13,627	—	74	—
Finance costs	(675,576)	(1)	(699,912)	(1)
Total non-operating income and expenses	(490,401)	(1)	(606,591)	(1)
Profit Before Income Tax	61,754,683	97	63,722,216	98
Income Tax Benefits	335,811	1	185,464	—
Net Profit For The Year	62,090,494	98	63,907,680	98
Other Comprehensive Income (Loss)
Items that will not be reclassified subsequently to profit or loss:
Share of other comprehensive income (loss) of subsidiaries	(2,352,557)	(4)	3,873,106	6
Income tax benefit relating to items that will not be reclassified subsequently to profit or loss	(190,428)	(16,106)	—	—
Items that may be reclassified subsequently to profit or loss:
	(2,542,985)	(4)	3,857,000	6
Share of other comprehensive income (loss) of subsidiaries	10,245,960	16	(3,136,887)	(5)
Other comprehensive income for the year, net of income tax	7,702,975	12	720,113	1
Total Comprehensive Income for the year	$69,793,469	110	$64,627,793	99
Earnings Per Share
Basic	$14.53		$14.84
Diluted	$13.94		$14.40

The accompanying notes are an integral part of the parent company only financial statements.

(With Deloitte & Touche auditors’ report dated February 22, 2023)

For

ASE TECHNOLOGY HOLDING CO., LTD.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on	Unrealized Gain (Loss) on Financial Assets at Fair Value Through	Gain (Loss)
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Translating Foreign Operations	Other Comprehensive Income	on Hedging Instruments	Unearned Employee Compensation	Total	Treasury Shares	Total Equity

BALANCE AT JANUARY 1, 2021	4,351,592	$43,515,920	$139,766,099	$3,901,384	$10,847,697	$32,132,053	$46,881,134	$(11,641,040)	$2,501,278)	$(429,265)	$—	$(9,569,027)	$(1,959,107)	$218,635,019

Appropriation of 2020 earnings
Legal reserve	—	—	—	239,814	—	(2,398,814)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	(1,278,670)	1,278,670	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(18.389.856)	(18.389.856)	—	—	—	—	—	—	(18.389.856)

	—	—	—	239,814	(1,278,670)	(19.510.000)	(18.389.856)	—	—	—	—	—	—	(18.389.856)

Change from investments in associates accounted for using the equity method	—	—	(30,533)	—	—	382,572	382,572	—	(450,054))	—	—	(450,054))	—	(98,015)

Other changes in the capital surplus	—	—	1,633	—	—	—	—	—	—	—	—	—	—	1,633

Net profit for the year ended December 31, 2021	—	—	—	—	—	63,907,680	63,907,680	—	—	—	—	—	—	63,907,680
Other comprehensive income (loss) for the year ended December 31, 2021, net of income tax	—	—	—	—	—	25,842	25,842	(3,751,707)	3,894,8804	551,098	—	694,271	—	720,113

Total comprehensive income (loss) for the year ended December 31, 2021	—	—	—	—	—	63,933,522	63,933,522	(3,751,707)	3,894,8804	551,098	—	694,271	—	64,627,793

Buy-back of ordinary shares	—	—	—	—	—	—	—	—	—	—	—	—	(5,529,255)	(5,529,255)

Cash dividends received by subsidiaries from the Company	—	—	305,737	—	—	—	—	—	—	—	—	—	—	305,737

Changes in percentage of ownership interest in subsidiaries	—	—	(58,448)	—	—	(2,530,714)	(2,530,714)	—	—	—	—	—	—	(2,589,162)

Issue of ordinary shares under employee share options	57,058	570,582	3,648,781	—	—	—	—	—	—	—	(1,164,991)	(1,164,991)	—	3,054,372

Additional non-controlling interest arising on issue of employee share options by subsidiaries	—	—	58,448	—	—	—	—	—	—	—	—	—	—	58,448

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	1,042,241	1,042,241	—	(1,042,241))	—	—	(1,042,241))	—	—

BALANCE AT DECEMBER 31, 2021	4,408,650	$44,086,502	$143,691,717	$6,300,198	$9,569,027	$75,449,674	$91,318,899	$(15,392,747)	$4,903,863	$121,833	$(1,164,991)	$(11,532,042)	$(7,488,362)	$260,076,714
BALANCE AT JANUARY 1, 2022	4,408,650	$44,086,502	$143,691,717	$6,300,198	$9,569,027	$75,449,674	$91,318,899	$(15,392,747)	$4,903,863	$121,833	$(1,164,991)	$(11,532,042)	$(7,488,362)	$260,076,714

Appropriation of 2021 earnings
Legal reserve	—	—	—	6,282,762	—	(6,282,762)	—	—	—	—	—	—	—	—
Special reserve	—	—	—	—	798,025	(798,025)	—	—	—	—	—	—	—	—
Cash dividends distributed by the Company	—	—	—	—	—	(30,501,981)	(30,501,981)	—	—	—	—	—	—	(30,501,981)

	—	—	—	6,282,762	798,025	(37,582,768)	(30,501,981)	—	—	—	—	—	—	(30,501,981)

Donations from shareholders	—	—	471,894	—	—	—	—	—	—	—	—	—	—	471,894

Changes from investments in associates accounted for using the equity method	—	—	87,940	—	—	152,102	152,102	—	—	—	—	—	—	87,940

Other changes in the capital surplus			1,186	—	—	—	—	—	—	—	—	—	—	1,186

(Continued)

Other Equity Share Capital Retained Earnings Shares (In Thousands) Amounts Capital Surplus Legal Reserve Special Reserve Unappropriated Earnings Total Exchange Differences on Translating Foreign Operations Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income Gain (Loss) on Hedging Instruments Unearned Compensation Total Treasury Total Equity BALANCE AT JANUARY 1, 2021 4,351,592 $ 43,515,920 $ 139,766,099 $ 3,901,384 $ 10,847,697 $ 32,132,053 $ 46,881,134 $ (11,641,040) $ 2,501,278 $ (429,265) $ - $ (9,569,027) $ (1,959,107) $ 218,635,019 Appropriation of 2020 earnings Legal reserve - - - 2,398,814 - (2,398,814) - - - - - - - - Special reserve - - - - (1,278,670) 1,278,670 - - - - - - - - Cash dividends distributed by the Company - - - - - (18,389,856) (18,389,856) - - - - - - (18,389,856) - - - 2,398,814 (1,278,670) (19,510,000) (18,389,856) - - - - - - (18,389,856) Changes from investments in associates accounted for using the equity method - - (30,533) - - 382,572 382,572 - (450,054) - - (450,054) - (98,015) Other changes in the capital surplus - - 1,633 - - - - - - - - - - 1,633 Net profit for the year ended December 31, 2021 - - - - - 63,907,680 63,907,680 - - - - - - 63,907,680 Other comprehensive income (loss) for the year ended December 31, 2021, net of income tax - - - - - 25,842 25,842 (3,751,707) 3,894,880 551,098 - 694,271 - 720,113 Total comprehensive income (loss) for the year ended December 31, 2021 - - - - - 63,933,522 63,933,522 (3,751,707) 3,894,880 551,098 - 694,271 - 64,627,793 Buy-back of ordinary shares - - - - - - - - - - - - (5,529,255) (5,529,255) Cash dividends received by subsidiaries from the Company - - 305,737 - - - - - - - - - - 305,737 Changes in percentage of ownership interest in subsidiaries - - (58,448) - - (2,530,714) (2,530,714) - - - - - - (2,589,162) Issue of ordinary shares under employee share options 57,058 570,582 3,648,781 - - - - - - - (1,164,991) (1,164,991) - 3,054,372 Additional non-controlling interest arising on issue of employee share options by subsidiaries - - 58,448 - - - - - - - - - - 58,448 Disposal of investments in equity instruments at fair value through other comprehensive income - - - - - 1,042,241 1,042,241 - (1,042,241) - - (1,042,241) - - BALANCE AT DECEMBER 31, 2021 4,408,650 $ 44,086,502 $ 143,691,717 $ 6,300,198 $ 9,569,027 $ 75,449,674 $ 91,318,899 $ (15,392,747) $ 4,903,863 $ 121,833 $ (1,164,991) $ (11,532,042) $ (7,488,362) $ 260,076,714 BALANCE AT JANUARY 1, 2022 4,408,650 $ 44,086,502 $ 143,691,717 $ 6,300,198 $ 9,569,027 $ 75,449,674 $ 91,318,899 $ (15,392,747) $ 4,903,863 $ 121,833 $ (1,164,991) $ (11,532,042) $ (7,488,362) $ 260,076,714 Appropriation of 2021 earnings Legal reserve - - - 6,282,762 - (6,282,762) - - - - - - - - Special reserve - - - - 798,025 (798,025) - - - - - - - - Cash dividends distributed by the Company - - - - - (30,501,981) (30,501,981) - - - - - - (30,501,981) - - - 6,282,762 798,025 (37,582,768) (30,501,981) - - - - - - (30,501,981) Donations from shareholders - - 471,894 - - - - - - - - - - 471,894 Changes from investments in associates accounted for using the equity method - - 87,940 - - 152,102 152,102 - (152,102) - - (152,102) - 87,940 Other changes in the capital surplus - - 1,186 - - - - - - - - - - 1,186

ASE TECHNOLOGY HOLDING CO., LTD.

PARENT COMPANY ONLY STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Owners of the Company
								Other Equity
	Share Capital			Retained Earnings				Exchange Differences on	Unrealized Gain (Loss) on Financial Assets at Fair Value Through	Gain (Loss)
	Shares (In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Translating Foreign Operations	Other Comprehensive Income	on Hedging Instruments	Unearned Employee Compensation	Total	Treasury Shares	Total Equity

Net profit for the year ended December 31, 2022	—	—	—	—	—	$62,090,494	$62,090,494	—	—	—	—	—	—	60,150,167

Other comprehensive income (loss) for the year ended December 31, 2022, net of income tax	—	—	—	—	—	895,896	895,896	9,864,258	(3,455,627)	398,448	—	6,807,079	—	7,702,975

Total comprehensive income (loss) for the year ended December 31, 2022, net of income tax	—	—	—	—	—	62,986,390	62,986,390	9,864,258	(3,455,627)	398,448	—	6,807,079	—	69,793,469

Buy-back of treasury shares	—	—	—	—	—	—	—	—	—	—	—	—	(205,608)	(205,608)

Cancelation of treasury shares	(55,000)	(550,000)	(2,463,716)	—	—	(2,721,147)	(2,721,147)	—	—	—	—	—	5,734,863	—

Cash dividends received by subsidiaries from the Company	—	—	38,404	—	—	—	—	—	—	—	—	—	—	38,404

Changes in percentage of ownership interest in subsidiaries	—	—	(8,963)	—	—	(211,184)	(211,184)	—	—	—	—	—	—	(220,147)

Issue of ordinary shares under employee share options	14,334	143,339	742,845	—	—	—	—	—	—	—	732,144	732,144	—	1,618,328

Additional non-controlling interest arising on issue of employee share options by subsidiaries	—	—	125,049	—	—	—	—	—	—	—	—	—	—	125,049

Disposal of investments in equity instruments at fair value through other comprehensive income	—	—	—	—	—	(190,525)	(190,525)	—	—	—	190,525	—	—	—

BALANCE AT DECEMBER 31, 2022	4,367,984	$43,649,841	$142,686,356	$12,582,960	$10,367,052	$97,882,542	$(5,528,489)	$1,486,659	$520,281	$(432,847)	$(3,954,396)	$(10,043,302)	$(1,959,107)	$301,285,248

(Concluded)

The accompanying notes are an integral part of the parent company only financial statements.

(With Deloitte & Touche auditors’ report dated February 22, 2023)

Other Equity Share Capital Retained Earnings Shares (In Thousands) Amounts Capital Surplus Legal Reserve Special Reserve Unappropriated Earnings Total Exchange Differences on Translating Foreign Operations Unrealized Gain (Loss) on Financial Assets at Fair Value Through Other Comprehensive Income Gain (Loss) on Hedging Instruments Unearned Compensation Total Treasury Total Equity Net profit for the year ended December 31, 2022 - $ - $ - $ - $ - $ 62,090,494 $ 62,090,494 $ - $ - $ - $ - $ - $ - $ 62,090,494 Other comprehensive income (loss) for the year ended December 31, 2022, net of income tax - - - - - 895,896 895,896 9,864,258 (3,455,627) 398,448 - 6,807,079 - 7,702,975 Total comprehensive income (loss) for the year ended December 31, 2022, net of income tax - - - - - 62,986,390 62,986,390 9,864,258 (3,455,627) 398,448 - 6,807,079 - 69,793,469 Buy-back of treasury shares - - - - - - - - - - - - (205,608) (205,608) Cancelation of treasury shares (55,000) (550,000) (2,463,716) - - (2,721,147) (2,721,147) - - - - - 5,734,863 - Cash dividends received by subsidiaries from the Company - - 38,404 - - - - - - - - - - 38,404 Changes in percentage of ownership interest in subsidiaries - - (8,963) - - (211,184) (211,184) - - - - - - (220,147) Issue of ordinary shares under employee share options 14,334 143,339 742,845 - - - - - - - 732,144 732,144 - 1,618,328 Additional non-controlling interest arising on issue of employee share options by subsidiaries - - 125,049 - - - - - - - - - - 125,049 Disposal of investments in equity instruments at fair value through other comprehensive income - - - - - (190,525) (190,525) - 190,525 - - 190,525 - - BALANCE AT DECEMBER 31, 2022 4,367,984 $ 43,679,841 $ 142,686,356 $ 12,582,960 $ 10,367,052 $ 97,882,542 $ 120,832,554 $ (5,528,489) $ 1,486,659 $ 520,281 $ (432,847) $ (3,954,396) $ (1,959,107) $ 301,285,248

ASE TECHNOLOGY HOLDING CO., LTD.

PARENT COMPANY ONLY STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2022 AND 2021

(In Thousands of New Taiwan Dollars)

	For the Year Ended December 31
	2022	2021

Cash Flows from Operating Activities
Profit before income tax	$61,754,683	$63,722,216
Adjustments for:
Depreciation expense	912	887
Amortization expense	7,195	6,361
Finance costs	675,576	699,912
Interest income	(1,119)	(111)
Share based compensations	207,461	65,842
Share of profit of subsidiaries	(63,383,227)	(65,091,179)
Changes in operating assets and liabilities
Other current assets	(30,423)	(10,361)
Other payables	83,269	182,120
Other payables to related parties	(18)	43
Other current liabilities	754	528
Cash used in operations	(684,937)	(423,742)
Interest received	1,108	112
Dividend received	58,400,000	23,500,000
Interest paid	(638,740)	(636,665)
Income tax return	201,172	195,579
Net cash generated from operating activities	57,278,603	22,635,284
Cash Flows from Investing Activities
Acquisition of subsidiaries for using the equity method	(50,000)	—
Payments for intangible assets	(9,642)	(22,190)
Increase in other non-current assets	(1)	(311)
Net cash used in investing activities	(59,643)	(22,501)
Cash Flows from Financing Activities
Repayment of bonds	(6,204,800)	—
Proceeds from long-term borrowings	45,763,656	66,487,243
Repayment of long-term borrowings	(59,055,000)	(54,590,000)
Decrease in other payables to related parties	(8,225,000)	(13,165,000
Repayment of the principle portion of lease liabilities	(826)	(820)
Dividends paid	(30,029,943)	(18,389,778
Proceeds from exercise of employee share options	737,500	2,582,704
Payments for buy-back of ordinary shares	(205,608)	(5,529,255)
Other financing activities items	326	—
Net cash used in financing activities	(57,219,695)	(22,604,906)
Net Increase (Decrease) in Cash	(735)	7,877
Cash at the Beginning of the Year	121,304	113,427
Cash at the End of the Year	$120,569	$121,304

The accompanying notes are an integral part of the parent company only financial statements.

(With Deloitte & Touche auditors’ report dated February 22, 2023)

For the complete financial statements please visit the ASEH website

(URL: https://www.aseglobal.com/en/ )

Click on Investor Relations Financials Stock Exchange Filings

Link https://ir.aseglobal.com/html/ir_exchange.php

■Appendix 1

ASE Technology Holding Co., Ltd.

Rules of Procedures for Shareholders’ Meeting

Article 1	Shareholders’ meetings of the ASE Technology Holding Co., Ltd. (the “Company”) shall be conducted in accordance with the Rules of Procedure for Shareholders’ Meeting (the “Rules”).
Article 2	A shareholder (or its proxy) attending a shareholders’ meeting in person shall show the attendance card and submit the signing card in lieu of signing in. The number of shares present at the meeting shall equal the aggregate number of shares held by the shareholders having submitted their signing cards, plus shares that shareholders have exercised their voting rights by way of electronic transmission.
Article 3

Each shareholder shall be entitled to one vote for each share held except for those shares prohibited from exercising voting rights in accordance with Article 179 of Taiwan Company Act or otherwise restricted under the relevant provisions of Taiwan Company Act. When a shareholder is not able to attend a shareholders’ meeting, a shareholder may appoint a proxy to attend the meeting on his behalf by executing a proxy instrument prepared by the Company stating therein the scope of proxy authorization. Except for trust enterprises or stock affairs agencies approved by the competent authority of securities, in the event a person acts as the proxy for two or more shareholders, the total number of issued and voting shares entitled to be voted as represented by such proxy shall be not more than three percent of the total number of issued and voting shares of the Company; any vote in respect of the portion in excess of such three percent threshold shall not be counted.

A shareholder may only execute one proxy instrument and appoint one proxy only, and shall serve such written proxy to the Company no later than five days prior to the date of shareholders’ meeting. In cases where the Company receives multiple proxy instruments from one shareholder, the first one arriving at the Company shall prevail unless an explicit statement to revoke the previous written proxy is made in the proxy which comes later.

Shareholders who have authorized a proxy to attend a shareholders’ meeting later intend to attend the shareholders’ meeting in person or to exercise his voting power by way of electronic transmission, the shareholder shall, at least two days prior to the date of such shareholders’ meeting, serve the Company with a separate written notice revoking his previous appointment of the proxy. Votes by way of proxy shall remain valid if the relevant shareholder fails to revoke his appointment of such proxy before the prescribed time.

Article 4	A shareholders’ meeting shall be held at the head office of the Company or any place that is convenient to the shareholders and suitable for such meeting. The meeting should not start earlier than 9:00 a.m. or later than 3:00 p.m.
Article 5	Unless otherwise provided in Taiwan Company Act, a shareholders’ meeting shall be called by the board of directors of the Company (the “Board”), and the chairman of the Board (the “Chairman”) shall preside as the chairperson at such shareholders’ meeting. In the event that the Chairman is on leave of absence, or is unable to exercise his powers and authorities, Paragraph 3 of Article 208 of Taiwan Company Act shall be followed. If a shareholders’ meeting is called by any person other than the Board, the person who has called the meeting shall preside as the chairperson at such shareholders’ meeting; if there is more than one person who has called a shareholders’ meeting, such persons shall elect one from among themselves to act as the chairperson at such shareholders’ meeting.

Article 6	The Company may invite attorneys, certified public accountants or relevant persons to attend a shareholders’ meeting. The staff in charge of the administrative affairs at a shareholders’ meeting shall wear an identification card or a badge.
Article 7	The Company shall make audio or video recording of the entire process of a shareholders’ meeting, and preserve the recordings for at least one year.
Article 8	At the scheduled time for a shareholders’ meeting, the chairperson shall announce the commencement of the meeting provided that if the number of shares represented by the shareholders present at the meeting fails to exceed half of the total issued and outstanding shares of the Company (the “Quorum”), the chairperson may announce that the meeting is postponed. The postponements shall be limited to two times and the total time postponed shall not exceed one hour. If the number of shares represented by the shareholders present at the meeting fails to meet the Quorum but exceeds one third of the total number of issued and outstanding shares of the Company after the meeting has been postponed twice, a tentative resolution may be passed by a majority of those represented in accordance with Paragraph 1 of Article 175 of Taiwan Company Act. If the number of shares represented by the shareholders present at the meeting exceeds half of the total issued and outstanding shares of the Company before the end of the meeting, the tentative resolution may be re-proposed by the chairperson to be passed in the shareholders’ meeting in accordance with Article 174 of Taiwan Company Act.
Article 9

If a shareholders’ meeting is called by the Board, the agenda of such meeting shall be prepared by the Board and such meeting shall proceed in accordance with the agenda. No modification to the agenda shall be made unless shareholders resolve otherwise at such shareholders’ meeting.

The preceding paragraph shall apply mutatis mutandis in cases where a shareholders’ meeting is called by any person entitled to call the meeting other than the Board.

Before the procedure set forth in the agenda prepared pursuant to the preceding two paragraphs (including the extemporary motions) has completely ended, the chairperson may not adjourn the meeting unless shareholders resolve otherwise at such meeting.

When the meeting is adjourned, shareholders may not designate another chairperson to continue the meeting at the same venue or another venue; in the event that the chairperson adjourns the meeting in violation of the Rules, shareholders, by a majority of votes represented by the attending shareholders, may designate one person as chairperson to continue the meeting.

Article 10	During a shareholders’ meeting, the chairperson may announce a break for a period of time in his discretion.
Article 11	When a shareholder present at a shareholders’ meeting wishes to speak, a speech note should be filled out with summary of the speech, the shareholder account number (or the number of attendance card) and the account name of the shareholder. The chairperson should decide the sequence of speeches by shareholders. If any shareholder present at a shareholders’ meeting submits a speech note but does not speak, no speech should be deemed to have been made by such shareholder. In case the contents of the actual speech of a shareholder are inconsistent with the contents of the speech note, the contents of the actual speech shall prevail. When an attending shareholder delivers a speech, unless otherwise permitted by the chairperson and the shareholder who is making the speech, no shareholder may interrupt the speech. If any shareholder violates this provision, the chairperson shall intervene to stop such interruption.

Article 12

Unless otherwise permitted by the chairperson, each shareholder shall not speak more than two times (each time not exceeding five minutes) for each proposal.

In case the speech of any shareholder violates the preceding paragraph or exceeds the scope of the proposal for current discussion, the chairperson may stop the shareholder from continuing delivering the speech.

Article 13	If a juristic person is authorized to attend the shareholders’ meeting on behalf of another shareholder, only one representative of such juristic person may attend the meeting. If a juristic shareholder designates two or more representatives to attend the shareholders’ meeting, only one representative can speak for each proposal.
Article 14	After the speech of a shareholder, the chairperson may respond by himself or appoint an appropriate person to respond.
Article 15	When the chairperson is of the opinion that a proposal has been sufficiently discussed to be put to vote, the chairperson may announce the cease of discussion and bring the proposal to vote.
Article 16	The chairperson shall designate the persons supervising the casting of votes and the counting thereof for resolutions. The person supervising the casting of votes shall be a shareholder. The result of the resolution shall be reported on the spot and written into records.
Article 17	Unless otherwise provided in Taiwan Company Act or the Articles of Incorporation of the Company, a resolution shall be passed by a majority of the votes represented by the shareholders present at a shareholders’ meeting. During voting, resolutions shall be deemed adopted if all the attending shareholders voice no objection after consultation by the chairperson.
Article 18	If there is an amendment to or a substitute for a proposal for resolution, the chairperson shall arrange the sequence for resolution along with the original proposals. If any one of them has been adopted, the remaining proposals shall be deemed rejected and no further resolution is needed.
Article 19	The chairperson may direct disciplinary personnel (or security personnel) to maintain the order of the meeting place. Such disciplinary personnel (or security personnel) shall wear a badge marked “Disciplinary Staff”.
Article 20	For matters not provided in the Rules, Taiwan Company Act, applicable laws and regulations, and the Articles of Incorporation of the Company shall apply.
Article 21	The Rules and any revisions thereof shall take effect upon approval by shareholders at the shareholders’ meeting.

■Appendix 2

ASE Technology Holding Co., Ltd.

Articles of Incorporation

Chapter One: General Principals

Article 1.

The Company is called 日月光投資控股股份有限公司 and is registered as a company limited by shares according to the ROC Company Act. The English name of the Company is ASE Technology Holding Co., Ltd.

Article 2.

The Company is engaged in the following businesses:

H201010 General Investment Business.

Article 3.

The investment made by the Company in other companies as a limited liability shareholder thereof is not subject to the limitation that such investment shall not exceed a certain percentage of the paid-in capital as set forth in the ROC Company Act.

Article 4.

The Company may provide external guaranty.

Article 5.

The Company’s headquarter is located in Kaohsiung, Taiwan, ROC and may set up domestic or foreign branches, offices or business establishments as resolved by the Board of Directors, if necessary.

Chapter Two: Shares

Article 6.

The Company’s total capital is NT$55 billion divided into 5.5 billion shares with a par value of NT$10 per share. Stock options worth of NT$4 billion are set aside for employee subscription. The Board of Directors is authorized to issue the unissued shares in installments if deemed necessary for business purposes.

“Employees” referred to in the preceding paragraph include employees of the parent or subsidiaries of the Company that meet certain requirements, which are to be prescribed by the Board of Directors.

Article 6-1.

Unless otherwise approved specifically by the central authority of the respective industry or other laws and regulations, when the Company issues new shares, there shall be 10 to 15% of such new shares reserved for subscription by employees of the Company.

The Company may issue new shares to employees with restricted rights after the resolutions of the Shareholders’ Meeting.

The Company may buy back its shares and transfer them to employees in accordance with relevant laws and regulations.

Employees referred to in the three preceding subparagraphs include employees of parent or subsidiary companies that meet certain conditions, which are to be prescribed by the Board of Directors.

Article 7.

According to Article 161-2 of the ROC Company Act, the Company may be exempted from printing any share certificate for the shares issued but shall register the issued shares with a centralized securities depositary enterprise and follow the regulations of that enterprise.

Article 8.

No registration of share transfer shall be made within sixty days before each ordinary general shareholders’ meeting, or within thirty days before each extraordinary general shareholders’ meeting or five days before the record date for dividends, bonuses or other distributions as determined by the Company.

Article 9.

The rules governing stock affairs of the Company shall be made pursuant to the laws and the regulations of the relevant authorities.

Chapter Three: General Shareholders’ Meeting

Article 10.

General shareholders’ meetings include ordinary meetings and extraordinary meetings. Ordinary meetings shall be convened according to law by the Board of Directors once annually within 6 months after the end of each fiscal year. Extraordinary meetings will be held according to the law whenever necessary.

Article 11.

General shareholders’ meetings shall be convened by written notice stating the date, place and purpose dispatched to each shareholder at least 30 days, in the case of ordinary meetings, and 15 days, in the case of extraordinary meetings, prior to the date set for such meeting.

Article 12.

Unless otherwise required by the ROC Company Act, shareholders’ resolutions shall be adopted by at least half of the votes of the shareholders present at a general shareholders’ meeting who hold at least half of all issued and outstanding shares of the Company.

Article 13.

Each shareholder of the Company shall have one vote per share, unless otherwise provided by Article 179 of the ROC Company Act.

Article 14.

Any shareholder, who for any reason is unable to attend general shareholders’ meetings, may execute a proxy printed by the Company, in which the authorized matters shall be expressly stated, to authorize a proxy to attend the meeting for him/her. Such proxy shall be submitted to the Company at least 5 days prior to the general shareholders’ meeting.

Article 15.

The general shareholders’ meeting shall be convened by the Board of Directors unless otherwise stipulated in the ROC Company Act, and the person presiding over the meeting will be the Chairman of the Board of Directors (the “Chairman”). If the Chairman is on leave or for any reason cannot discharge his duty, Paragraph 3 of Article 208 of the ROC Company Act should apply. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the

Board of Directors, that person shall act as the person presiding over the meeting . If two or more persons are entitled to call the general shareholders’ meeting, those persons shall elect one to act as the person presiding over the meeting.

Chapter Four: Director

Article 16.

The Company shall have 9 directors , of which there shall be 3 independent directors and 6 non-independent directors to be elected by the general shareholders’ meeting from candidates with legal capacity. Each director shall hold office for a term of three years, and may continue to serve in the office if re-elected.

The election of the directors of the Company shall be conducted pursuant to Article 198 of the ROC Company Act and relevant regulations.

When handling the aforementioned election of directors, the election of independent directors and non-independent directors should be held together, provided, however, that the number of independent directors and non-independent directors elected shall be calculated separately; those that receive votes representing more voting rights will be elected as independent directors or non-independent directors.

The Company shall then establish an audit committee in lieu of supervisors in accordance with Article 14-4 of the ROC Securities and Exchange Act to exercise the powers and duties of supervisors stipulated in the ROC Company Act, the ROC Securities and Exchange Act, and other applicable laws and regulations. The audit committee shall comprise solely of the independent directors. The responsibilities, powers and other related matters of the audit committee shall be separately stipulated in rules adopted by the Board of Directors in accordance with applicable laws and regulations.

Article 16-1.

The election of the Company’s directors uses the candidate nomination system. Shareholders who hold 1% or more of the Company’s issued shares and the Board of Directors may nominate a list of candidates for directors. After the Board of Directors examines and confirms the qualifications of the candidate(s) for serving as a director, the name(s) is/are sent to the general shareholders’ meeting for election. If the general shareholders’ meeting is convened by a person entitled to do so other than a member of the Board of Directors, after such person examines and confirms the qualifications of the candidate(s) for serving as a director, the name(s) is/are sent to the general shareholders’ meeting for election. All matters regarding the acceptance method and announcement of the nomination of candidates for directors will be handled according to the ROC Company Act, the ROC Securities and Exchange Act, and other relevant laws and regulations.

Article 16-2.

The remuneration of the Company’s independent directors is set at NT$3 million per person annually. For those that do not serve a full year, the remuneration will be calculated in proportion to the number of days of the term that were actually served. The additional remuneration of the Company’s independent directors who are also the members of the Company’s Compensation Committee is set at NT$ 360,000 per person annually. For those that do not serve a full year, the additional remuneration will be calculated in proportion to the number of days of the term that were actually served.

Article 17.

The Board of Directors is constituted by directors. Their powers and duties are as follows:

(1). Preparing business plans;

(2). Preparing surplus distribution or loss make-up proposals;

(3). Preparing proposals to increase or decrease capital;

(4). Reviewing material internal rules and contracts;

(5). Hiring and discharging the general manager;

(6). Establishing and dissolving branch offices;

(7). Reviewing budgets and audited financial statements; and

(8). Other duties and powers granted by or in accordance with the ROC Company Act or shareholders’ resolutions.

Article 18.

The Board of Directors is constituted by directors, and the Chairman and Vice Chairman are elected by more than half of the directors at a board meeting at which two-thirds or more of the directors are present. If the Chairman is on leave or for any reason cannot discharge his duties, his/her acting proxy shall be elected in accordance with Article 208 of the ROC Company Act.

Article 19.

Board of Directors meetings shall be convened according to the law by the Chairman, unless otherwise stipulated by the ROC Company Act. Board of Directors meetings can be held at the place that the Company is headquartered, or at any place that is convenient for the directors to attend and appropriate for the meeting to be convened, or via video conference.

Article 19-1.

Directors shall be notified of Board of Director meetings no later than seven days prior to the meetings. However, in case of any emergency, a Board of Directors meeting may be convened at any time.

Notifications of Board of Directors meetings may be in writing or via email or fax.

Article 20.

A director may execute a proxy to appoint another director to attend the Board of Directors meeting and to exercise his/her voting right, but a director can accept only one proxy.

Chapter Five: Manager

Article 21.

The Company has one general manager. The appointment, discharge and salary of the general manager shall be managed in accordance with Article 29 of ROC Company Act.

Chapter Six: Accounting

Article 22.

The fiscal year of the Company starts from January 1 and ends on December 31 every year. At the end of each fiscal year, the Board of Directors shall prepare financial and accounting books in accordance with the ROC Company Act and submit them according to law to the ordinary general shareholders’ meeting for approval.

Article 23.

If the Company is profitable, 0.01% (inclusive) to 1% (inclusive) of the profits shall be allocated as compensation to employees and 0.75% (inclusive) or less of the profits should be allocated as compensation to directors. While the Company has accumulated losses, the profit shall be set aside to compensate losses before distribution.

The compensation being distributed to employees in the form of stock or cash shall be approved by more than half of the directors at a board meeting at which two-thirds or more of the directors are present and report to the general shareholders’ meeting.

The Company distributes profit to employees in the form of shares by a resolution of a meeting of Board of Directors, and in accordance with the provision of the preceding paragraph, may resolve, at the same meeting of the Board of Directors, to distribute the shares by way of new shares to be issued by the Company or existing shares to be repurchased by the Company.

“Employees” referred to in the three preceding paragraphs include employees of controlling or subsidiary companies that meet certain conditions, which are to be prescribed by the Board of Directors.

Article 24.

The annual net income (“Income”) shall be distributed in the order of sequences below:

(1) Making up for losses, if any.

(2) 10% being set aside as legal reserve.

(3) Allocation or reversal of a special surplus reserve in accordance with laws or regulations set forth by the authorities concerned.

The remainder plus the undistributed earnings shall be distributed in accordance with the proposal submitted by the Board of Directors and adopted by the general shareholders’ meeting.

However, when earnings are distributed as cash dividends, this may be approved by the majority of the directors at a Board meeting in which over two-thirds of the directors are present, and then reported to the shareholders' meeting.

Article 25.

The Company is at the stage of stable growth. In order to accommodate the capital demand for the present and future business development and satisfy the shareholder’s demand for the cash inflow, the Residual Dividend Policy is adopted for the dividend distribution of the Company. The ratio for cash dividends shall be not less than 30% of the total dividends; and the residual dividends shall be distributed in form of stocks in accordance with the distribution plan proposed by the Board of Directors and resolved by the general shareholders’ meeting.

Chapter Seven: Appendix

Article 26.

The bylaws and rules of procedure of the Company shall be stipulated separately.

Article 27.

Any matter not covered by these Articles of Incorporation shall be subject to the ROC Company Act.

Article 28.

These Articles of Incorporation were made on February 12, 2018 as approved by all the promoters.

The first amendment was made on June 21, 2018.

The second amendment was made on June 27, 2019.

The third amendment was made on June 24, 2020.

The fourth amendment was made on August 12, 2021. The amendment to the wording in Paragraph 1, Article 16 shall come into effect when the election of the next directors of the Company is held.

■ Appendix 3

Status of Shareholdings of All Directors

I.	In accordance with Article 26 of the Securities and Exchange Act, all directors of the Company shall hold at least 105,034,339 shares.

II.	As of the ex-dividend date (Apr 29, 2023) shares retained by directors are as follows:

Apr 29, 2023

Title	Name	Current Holdings
		Number of shares	Percentage of shares
Juristic person Director	A.S.E. Enterprises Limited	684,327,886	15.64%
	Represented by: Jason C.S. Chang (Chairman) Represented by: Richard H.P Chang (Vice Chairman)
	Represented by: Chi-Wen Tsai Represented by: Tien Wu Represented by: Joseph Tung Represented by: Raymond Lo Represented by: TS Chen Represented by: Jeffrey Chen Represented by: Yen-Chun Chang
Director	Rutherford Chang	1,577,647	0.04%
Independent Director	Sheng-Fu You	0	─
	Mei-Yueh Ho	0	─
	Philip Wen-Chyi Ong	0	─

Note 1:    As of the ex-dividend date, a total of 685,905,533 shares were retained by all directors, which meets the requirement under Article 26 of the Securities Exchange Act.

Note 2:    The Company has established an Audit Committee; therefore, there is no applicable information on the number of shares retained by supervisors.

■ Appendix 4

Impact upon Business Performance, EPS and Shareholders’ ROI

from Non-remunerative Share Allotment

Not Application.

The dividend will be all distributed in cash for the year, not relative of the Non-remunerative Share Allotment.

Summary of Corporate Governance Differences

Item 16G. Corporate Governance

As a company listed on the NYSE, we are subject to certain corporate governance rules of the NYSE. The application of the NYSE’s corporate governance rules is limited for foreign private issuers, recognizing that they must comply with domestic requirements. As a foreign private issuer, we must comply with the following NYSE corporate governance rules: 1) satisfy the audit committee requirements of the SEC; 2) the principal executive officer must promptly notify the NYSE in writing upon becoming aware of any material non-compliance with applicable NYSE corporate governance rules; 3) submit annual and interim affirmations to the NYSE regarding compliance with applicable NYSE corporate governance requirements; and 4) provide a brief description of any significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards. The table below sets forth the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences Between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
Director independence
Listed companies must have a majority of independent directors, as defined under the NYSE listing standards.	Three members of our board of directors are independent as defined in Rule 10A-3 under the Exchange Act. We do not assess the independence of our directors under the independence requirements of the NYSE listing standards. Pursuant to relevant laws and regulations of the R.O.C., we have three independent directors on our board of directors that were elected through the candidate nomination system at our annual general shareholders’ meeting on August 12, 2021.
To empower non-management directors to serve as a more effective check on management, the non-management directors of each company must meet at regularly scheduled executive sessions without management.	All of our directors attend the meetings of the board of directors. Our non-management directors do not meet at regularly scheduled executive sessions without management. The R.O.C. Company Law does not require companies incorporated in the R.O.C. to have their non-management directors meet at regularly scheduled executive sessions without management.
Nominating/Corporate governance committee
Listed companies must have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.

We do not have a nominating/corporate governance committee. The R.O.C. Company Law does not require companies incorporated in the R.O.C. to have a nominating/corporate governance committee. Currently, our board of directors performs the duties of a corporate governance committee and regularly reviews our corporate governance principles and practices. In addition, our chief administration officer was appointed as the corporate governance officer by the board of directors to facilitate the operation of the board of directors.

The R.O.C. Company Law requires that directors be elected by shareholders. Under R.O.C. laws and regulations, companies that have independent directors are required to adopt a candidate nomination system for the election of independent directors. Our three independent directors were elected through the candidate nomination system provided in our Articles of Incorporation. However, starting from 2021, the directors (including independent directors) of the company listed on the TWSE or the Taipei Exchange shall be nominated by adopting the candidate nomination

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences Between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
system.
Compensation committee
Listed companies must have a compensation committee composed entirely of independent directors and governed by a written charter that provides for certain responsibilities of the committee set out in the NYSE listing standards.	We have a compensation committee as required by the regulations promulgated by the FSC. The charter of such committee contains similar responsibilities as those provided under NYSE listing standards.
In addition to any requirement of Rule 10A-3(b)(1), all compensation committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	We do not assess the independence of our compensation committee member under the independence requirements of the NYSE listing standards but adopt the independence standard as promulgated under the R.O.C. Regulations Governing the Appointment and Exercise of Powers by the Remuneration Committee of a Company Whose Stock is Listed on the TWSE or the Taipei Exchange.
Audit committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.	We have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and the requirements under the R.O.C. Securities and Exchange Act.
The audit committee must have a minimum of three members. In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the independence requirements for independent directors set out in the NYSE listing standards.	We currently have three members on our audit committee. Our audit committee members satisfy the independence requirements of Rule 10A-3 under the Exchange Act. We do not assess the independence of our audit committee member under the independence requirements of the NYSE listing standards.
The audit committee must have a written charter that provides for the duties and responsibilities set out in Rule 10A-3 and addresses certain other matters required by the NYSE listing standards.	Our audit committee charter provides for the audit committee to assist our board of directors in its oversight of (i) the integrity of our financial statements, (ii) the qualifications, independence, and performance of our independent auditor and (iii) our compliance with legal and regulatory requirements and provides for the duties and responsibilities set out in Rule 10A-3. Our audit committee charter does not address all the matters required by the NYSE listing standards beyond the requirements of Rule 10A-3.
Because the appointment and retention of our independent auditor are the responsibility of our entire board of directors under R.O.C. laws and regulations, our audit committee charter provides that the audit committee shall make recommendations to the board of directors with respect to these matters.
Each listed company must have an internal audit function.	We have an internal audit function. Under the R.O.C. Regulations for the Establishment of Internal Control Systems by Public Companies, a public company is required to set out its internal control systems in writing, including internal audit implementation rules, which must be approved by the board of directors. Our entire board of directors and the principal executive officer are responsible for the establishment of the internal audit functions, compliance with the internal audit implementation rules, and oversight of our internal control systems, including the appointment and retention of our

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences Between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
independent auditor.
Equity compensation plans
Shareholders must be given the opportunity to vote on all equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans, and amendments in the context of mergers and acquisitions, and certain specific types of plans.	The board of directors has authority under R.O.C. laws and regulations to approve (i) the distribution of employee compensation and (ii) employee stock option plans by a majority vote of the board of directors at a meeting where at least two-thirds of all directors are present and to grant options to employees pursuant to such plans, provided that shareholders’ approval is required if the exercise price of an option would be less than the closing price of the Common Shares on the TWSE on the grant date of the option, subject to the approval of the Securities and Futures Bureau of the FSC, and to approve treasury stock programs and the transfer of shares to employees under such programs by a majority vote of the board of directors in a meeting where at least two-thirds of all directors are present.
Corporate governance guidelines
Listed companies must adopt and disclose corporate governance guidelines.	We have adopted the corporate governance best practice principles in accordance with the Corporate Governance Best Practice Principles for TWSE and Taipei Exchange Listed Companies promulgated by the TWSE and the Taipei Exchange, and we provide an explanation of the differences between our practice and the principles, if any, in our R.O.C. annual report. We have posted our corporate governance best practice principles on our website. Also, we have a dedicated section on our website to disclose the relevant information and inform investors how to access such principles.
Code of ethics for directors, officers, and employees
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers, and employees, and promptly disclose any waivers of the code for directors or executive officers.	We have adopted a code of ethics that satisfies the requirements of Item 16B of Form 20-F and applies to all employees, officers, supervisors and directors of our company and our subsidiaries and will disclose any waivers of the code as required by Item 16B of Form 20-F. We have posted our code of ethics on our website.
Description of significant differences
Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.	This table contains the significant differences between our corporate governance practices and those required of U.S. companies under the NYSE listing standards.
Principal Executive Officer certification
Each listed company principal executive officer must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent	As a foreign private issuer, we are not required to comply with this rule; however, our principal executive officer provides certifications under Sections 302 and 906 of the Sarbanes-Oxley Act.

New York Stock Exchange Corporate Governance Rules Applicable to U.S. Companies	Description of Significant Differences Between Our Governance Practices and the NYSE Corporate Governance Rules Applicable to U.S. Companies
necessary.
Each listed company principal executive officer must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non-compliance with any applicable provisions of Section 303A.	We intend to comply with this requirement.
Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.	We have complied with this requirement to date and intend to continue to comply going forward.
Website
Listed companies must have and maintain a publicly accessible website.	We have and maintain a publicly accessible website.

ASE Technology Holding Co., Ltd. 26, Chin 3rd Rd., Nanzih Dist., Kaohsiung, 811, Taiwan Tel: 07-3617131 Fax: 07-3613094 E-mail:ir@aseglobal.com Https://www.aseglobal.com